Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

PROSPECTUS SUPPLEMENT NO. 4
TO PROSPECTUS DATED JULY 11, 2008

ZIM CORPORATION

This Prospectus Supplement No. 4 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented.  This Prospectus Supplement No. 4 includes our attached Annual Report on Form 20-F for the year ended March 31, 2009 as filed with the Securities and Exchange Commission on July 15, 2009.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 4 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 4.

This Prospectus Supplement No. 4 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 4 is July 16, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended March 31, 2009.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report

Commission File Number: 000-31691
ZIM CORPORATION
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

150 Isabella Street, Suite 150, Ottawa, Ontario, Canada
K1S 1V7
(Address of principal executive offices)

John A. Chapman – Chief Financial Officer
150 Isabella Street, Suite 150, Ottawa, Ontario, Canada
K1S 1V7
jchapman@zim.biz
 (613) 727-1397
(Name, Telephone, E-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act:

Common shares, no par value
(Title of  Class)

Securities registered or to be registered pursuant to Section 15(d) of the Act: None

105,460,867 common shares outstanding as of March 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐   No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐     No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐     No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐     No ☒

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements regarding our business, financial condition, results of operations, controls and procedures, and prospects that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled "Risk Factors" as well as those discussed elsewhere in this Annual Report on Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Annual Report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report on Form 20-F, other than as required by law.

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statements of operations data for the fiscal years ended March 31, 2009, 2008 and 2007 and consolidated balance sheet data as of March 31, 2009 and 2008 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page 57.  The following selected consolidated statements of operations data for the fiscal years ended March 31, 2006 and 2005 and consolidated balance sheet data as of March 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

As used in this Annual Report, unless the context otherwise indicates, the terms “we”, “us”, “our”, “ZIM”, the “Registrant” or the “Company” mean ZIM Corporation and its wholly-owned subsidiaries, Advanced Internet Inc. (AIS), PCI Merge Inc.,  and ZIM Technologies do Brazil Ltda.

All references to dollars ($) in this Annual Report are expressed in United States dollars, unless otherwise indicated.

Consolidated Statements of Operations
	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006	Year ended March 31, 2005
	$	$	$	$	$
Revenue
Mobile	367,723	843,162	1,116,740	2,356,598	2,767,011
Software	1,463,818	1,147,518	1,078,444	1,238,717	1,264,187
Total revenue	1,831,541	1,990,680	2,195,184	3,595,315	4,031,198

Operating expenses
Cost of revenue	256,694	384,166	928,818	1,975,641	2,321,318
Selling, general and administrative	1,213,709	1,654,269	2,156,049	2,475,299	2,970,315
Research and development	457,979	512,287	382,146	505,327	708,147
Amortization of intangible assets	-	-	972,209	2,984	359,197
Impairment of long-lived assets	-	-	-	-	232,270
Impairment of intangible assets	-	-	-	-	967,183
Impairment of goodwill	-	-	-	2,133,197	530,270
Loss on disposal of property and equipment	-	-	-	10,929	33,561
Total operating expenses	1,928,382	2,550,722	4,439,222	7,103,377	8,122,261

Loss from operations	(96,841)	(560,042)	(2,244,038)	(3,508,062)	(4,091,063)

Other income:
Gain on disposition of assets	247	134,267	-	-	-
Gain on settlement of liability	-	77,385	-	-	-
Interest income (expense), net	10,563	(1,174)	5,296	5,510	5,535
Total other income	10,810	210,478	5,296	5,510	5,535

Loss before income taxes	(86,031)	(349,564)	(2,238,742)	(3,502,552)	(4,085,528)
Income tax benefit	239,544	432,100	302,555	114,059	121,421
Net income (loss)	153,513	82,536	(1,936,187)	(3,388,493)	(3,964,107)

Basic and diluted income (loss) per share	0.002	0.001	(0.023)	(0.057)	(0.068)

Weighted average number of shares outstanding	96,337,579	90,326,103	83,376,475	59,560,139	57,968,459

Consolidated Statements of Cash Flows
	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006	Year ended March 31, 2005
	$	$	$	$	$
Cash flows provided by (used in) operating activities	430,652	(315,458)	198,143	(944,523)	(1,762,459)
Cash flows provided by (used in) investing activities	(19,334)	137,139	(87,402)	(111,278)	(42,917)
Cash flows provided by financing activities	-	48,260	48,560	456,934	1,621,236
Effect of changes in exchange rates on cash	(71,047)	(11,635)	45,301	98,014	51,508
Increase (decrease) in cash and cash equivalents	340,271	(141,694)	204,602	(500,853)	(132,632)
Cash and cash equivalents, beginning of year	299,943	441,637	237,035	737,888	870,520
Cash and cash equivalents, end of year	640,214	299,943	441,637	237,035	737,888

Consolidated Balance Sheets
	As at March 31, 2009	As at March 31, 2008 Restated (1)	As at March 31, 2007 Restated (1)	As at March 31, 2006 Restated (1)	As at March 31, 2005 Restated (1)
	$	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	640,214	299,943	441,637	237,035	737,888
Accounts receivable, net	156,814	202,222	315,875	1,301,647	2,174,148
Investment tax credits receivable	220,075	428,772	149,512	407,766	512,337
Acquisition costs	-	-	-	37,847	-
Prepaid expenses	44,709	65,475	63,620	59,305	98,541
	1,061,812	996,412	970,644	2,043,600	3,522,914
Property and equipment, net	95,119	162,738	230,291	280,909	211,843
Intangible assets, net	-	-	-	-	3,056
Goodwill	-	-	-	-	2,068,881
	1,156,931	1,159,150	1,200,935	2,324,509	5,806,694

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Line of credit	-	-	-	29,967	-
Accounts payable	17,332	40,906	296,958	612,703	1,163,586
Accrued liabilities	46,766	137,156	128,399	338,929	807,790
Deferred revenue	291,858	272,782	341,681	322,989	363,612
Due to a shareholder	-	-	43,305	430,260	-
	355,956	450,844	810,343	1,734,848	2,334,988
Deferred rent	23,785	45,872	54,447	65,425	-

Commitments and contingencies

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-	-	-	-
Special shares, no par value, non-voting	-	-	-	-	-
Common shares, no par value	19,131,789	19,111,789	19,047,850	17,658,435	17,651,006
Additional paid-in capital	2,645,585	2,625,365	2,455,552	2,129,398	1,875,381
Accumulated deficit	(21,235,095)	(21,388,608)	(21,471,144)	(19,534,957)	(16,146,464)
Accumulated other comprehensive income	234,911	313,888	303,887	271,360	91,783
	777,190	662,434	336,145	524,236	3,471,706
	1,156,931	1,159,150	1,200,935	2,324,509	5,806,694

(1)
Prior to March 31, 2005, the Company incorrectly accrued professional fees of $67,216. The Company has corrected the error by adjusting the accumulated deficit balance as of March 31, 2005 and has also restated its accrued liabilities as at March 31, 2005, 2006, 2007 and 2008 in an amount of $67,216.

B.            Capitalization and Indebtedness
Not applicable.

C.            Reasons for the Offer and Use of Proceeds
Not applicable.

D.            Risk Factors

This Annual Report on Form 20-F contains forward-looking statements. When considering the forward-looking statements made in this annual report, you should consider the risks set forth directly below, and other cautionary statements throughout this report, which may cause actual results to vary materially from the outcomes discussed in the forward-looking statements.

RISKS RELATED TO OUR BUSINESS

BECAUSE THE REVENUE AND INCOME POTENTIAL OF OUR BUSINESS AND MARKETS ARE UNPROVEN, WE CANNOT PREDICT WHETHER WE WILL MEET INTERNAL OR EXTERNAL EXPECTATIONS OF FUTURE PERFORMANCE.

We believe that our future success depends on our ability to significantly increase revenue from our operations, of which we have a limited history. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:

●	Offer competitive pricing for our services;
●	Offer new and innovative mobile content;
●	Maintain our current relationships and develop new strategic relationships with content providers, mobile content designers and mobile operators;
●	Attract and retain qualified employees;
●	Upgrade our technology infrastructure to manage increased messaging demands and trends;
●	Maintain our current customer and user base of our IDE software; and
●	Offer new and innovative upgrades to our IDE software.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2009 of $640,214 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2010.  However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

Future liquidity and cash requirements will depend on a wide range of factors; including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and to raise additional financing. Accordingly, there can be no assurance that the Company will be able to meet its working capital needs for any future period.

WE HAVE CONTRACTED WITH THIRD PARTIES TO PROVIDE MOBILE CONTENT FOR OUR ACQUIRED INTERNET PORTALS AND WE MAY LOSE USERS AND REVENUE IF THESE ARRANGEMENTS ARE TERMINATED.

We have arrangements with a number of third parties to provide mobile content to our subscriber base. Although no single third party service provider is critical to our operations, if these parties fail to develop and maintain high-quality and successful mobile content, or if a large number of our existing relationships are terminated, we could lose customers and our content may become less desirable.

WE MAY EXPERIENCE DIFFICULTIES ACCURATELY FORECASTING OUR OPERATING RESULTS, THEREBY MAKING OUR BUSINESS OPERATIONS MORE DIFFICULT TO SUSTAIN.

Due to the intense competition in the mobile content and database industries, we may not be able to accurately forecast our future operating results. If our gross margins from our operations fall materially short of estimated expenses, our business operations will become more difficult to sustain since we will then have to reduce our spending and/or raise additional capital over and above any current capital raising plans. It may not be possible for us to accomplish either task in a timely manner, or at all, in which event we would have to curtail or suspend certain or all of our business operations. Any action to such effect is likely to have a material adverse effect on our business relationships, financial results, financial condition and prospects.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside of our control. Factors that may cause our quarterly operating results to fluctuate include: our ability to retain existing customers, attract new customers at a steady rate and maintain user satisfaction; technical difficulties or system downtime; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and industry regulation. As a result of these and other factors, you should not place undue reliance on quarter-to-quarter comparisons of our operating results as indicators of likely future performance.

WE MAY NOT BE ABLE TO ADAPT QUICKLY ENOUGH TO TECHNOLOGICAL CHANGE AND CHANGING CUSTOMER REQUIREMENTS, THEREBY LOSING SALES.

If we are unable to adapt to the rapid changes in technology and customer needs that are inherent to technology based industries, we may lose sales and fail to grow. In order to meet these rapid changes, we will have to effectively integrate new wireless and data technologies, continue to develop our technologies and technical expertise and respond to changing customer needs.

THE LOSS OF THE SERVICES OF DR. MICHAEL COWPLAND AND OTHER KEY PERSONNEL COULD NEGATIVELY AFFECT OUR BUSINESS.

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson.  The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

OUR INTERNAL CONTROLS ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2009, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we are implementing remedies to the inadequate controls as detailed in Item 15T. These remedies are expected to be in place in the 2010 fiscal year and we will then reevaluate our internal control systems in order to allow management to report on, and our Independent Registered Public Accounting Firm to attest to, our internal controls, as of March 31, 2010 as required by Section 404 of the Sarbanes-Oxley Act. Throughout this process, we will incur additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing SMS products, in 2004 through to fiscal 2007 we focused on our SMS aggregation services.  For fiscal 2008 and 2009, we focused on offering mobile content, applications development and the development of new IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

WE OPERATE IN NEW AND RAPIDLY EVOLVING MARKETS, AND OUR BUSINESS MODEL CONTINUES TO EVOLVE, WHICH MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS.

Our potential for future profitability must be considered in the light of the risks, uncertainties, and difficulties encountered by companies that are in new and rapidly evolving markets and continuing to innovate with new and unproven technologies or services, as well as undergoing significant change. In addition to the other risks we describe in this section, some of these risks relate to our potential inability to attract and retain unique and sought after content; to control expenditures and to respond quickly and appropriately to industry developments, including rapid technological change; changes in customer requirements; and new products introduced into our markets by our competitors.  If we do not effectively address the risks we face, we may not achieve profitability.

WE DEPEND ON THIRD PARTIES FOR CONTENT FOR OUR MOBILE CONTENT SITE AND THE LOSS OF ACCESS TO OR INCREASED COST OF THIS CONTENT COULD CAUSE US TO REDUCE OUR PRODUCT OFFERINGS TO CUSTOMERS AND COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS.

AIS has the right to acquire content from numerous third-party content providers, and our future success with AIS is highly dependent upon our ability to maintain these relationships and enter into new relationships with other content providers.

We may license content under various arrangements that could require us to pay usage or fixed monthly fees or revenue sharing for the use of the content. In the future, some of our content providers may not give us access to important content or may increase the royalties, fees or percentages that they charge us for their content, which could have a negative impact on our net earnings. If we fail to enter into or maintain satisfactory arrangements with these content providers, our ability to provide a variety of products and services to our customers could be severely limited, thus harming our operating results.

IF WE ARE UNABLE TO MANAGE THE INTEGRATION OF ANY ACQUIRED BUSINESSES, OUR FINANCIAL CONDITION AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

A failure to effectively manage the integration of any acquisitions we may make may adversely affect our business and financial condition. Any acquisition that we make will place significant demand on management, technical and other resources.

WE HAVE AFFILIATED SHAREHOLDERS WHO CAN SUBSTANTIALLY INFLUENCE THE OUTCOME OF ALL MATTERS VOTED UPON BY OUR SHAREHOLDERS AND WHOSE INTERESTS MAY NOT BE ALIGNED WITH YOURS.

The beneficial ownership of our Chief Executive Officer and related parties is approximately 68.5%. As a result, they are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

INTENSE COMPETITION IN THE MOBILE CONTENT AND SERVICES MARKETS COULD PREVENT US FROM INCREASING SUBSCRIPTIONS FOR OUR SERVICES OR CAUSE US TO LOSE MARKET SHARE.

Our future business model depends on our ability to sell our content and service offerings in an extremely competitive and rapidly changing market. Our competitors may have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their services than we can. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully.

CONSOLIDATION IN THE INDUSTRIES IN WHICH WE OPERATE COULD LEAD TO INCREASED COMPETITION AND LOSS OF CUSTOMERS.

The mobile industry has experienced substantial consolidation.  We expect this consolidation to continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

●	our distribution partners could acquire or be acquired by one of our competitors and terminate their relationship with us;
●	our distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms;
●	competitors could improve their competitive positions through strategic acquisitions; and
●	companies from whom we acquire content could acquire or be acquired by one of our competitors and stop licensing content to us, or gain additional negotiating leverage in their relationships with us.

ITEM 4.                      INFORMATION ON THE COMPANY

A. History and development of the Company

ZIM’s principal place of business and registered office is located at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7 and we can be contacted at (613) 727-1397. In the United States our agent is Corporate Stock Transfer, Inc., located at 3200 Cherry Creek South Dr., #430, Denver, CO, 80209 and can be contacted at (303) 282-4800.

ZIM was incorporated under the Canadian Business Corporations Act on October 17, 2002 in order to purchase ZIM Technologies International Inc. ("ZIM Technologies"), which was formed in 1997 to acquire the software technology now called the Zim Integrated Development Environment (the "Zim IDE software"). On February 10, 2004, ZIM purchased UK-based SMS service firms EPL Communications Limited and E-Promotions Limited (together referred to as "EPL"). During the year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the Zim IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”).

See Item 4.B for a description of our principal capital expenditures and divestitures since the beginning of our last three fiscal years to the date of this annual report.

B.  Business Overview

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of AIS in 2007 the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. In fiscal 2009, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content and service product lines. However, in fiscal 2009, ZIM has exited the IPTV market.

The following tables show the breakdown of total revenues by category of activity and geographic market:

Revenue by category	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$

Mobile	367,723	843,162	1,116,740
Software	1,463,818	1,147,518	1,078,444
Total revenue	1,831,541	1,990,680	2,195,184

Revenue by geographic market	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$

United States	410,908	637,665	315,130
United Kingdom	19,713	61,151	184,070
Europe	33,891	60,599	312,646
Brazil	981,484	977,240	1,109,234
Canada	350,938	232,951	260,926
Other	34,607	21,074	13,178
Total revenue	1,831,541	1,990,680	2,195,184

MOBILE

Our business strategy previously involved designing mobile data software products to take advantage of the existing wireless data network infrastructure known as Short Message Service (SMS). SMS, mobile messaging, or text messaging, as it is also known, enables users to communicate person to person and application to person through cellular handsets and other SMS-enabled devices.  The expertise we gained in the SMS infrastructure and network allowed us to expand into the aggregation of SMS messages in 2004.  Aggregators transmit a broad variety of messaging, content, and applications worldwide. ZIM continues to provide a high-volume delivery infrastructure that is scalable with detailed reporting available to our mobile content customers.

During the year ended March 31, 2006, it became apparent that the SMS aggregation market was becoming consolidated, which made it increasingly difficult for us to compete.  We noticed a downward trend in sales of aggregation services by the end of the third quarter of fiscal 2006 and decided to expand our product and service offerings.  On April 1, 2006, we acquired all of the outstanding capital stock of Advanced Internet, Inc. (“AIS”), from Advanced Telecom Services, Inc. (“ATS”). Refer to note 6 of our financial statements “ACQUISITION OF ADVANCED INTERNET INC.” for additional information on this transaction.

For fiscal 2008 we increased our pricing model for our mobile content products. This stabilized our mobile content revenues and resulted in higher gross margins for fiscal 2008 in this business segment.

On July 16, 2007, ZIM Corporation signed an agreement with SilverBirch Inc. to sell certain mobile messaging assets. The assets included ZIM’s Canadian mobile gateway technology, customer contracts and proprietary web to text applications. Refer to note 5 of our financial statement “GAIN ON DISPOSITION OF ASSETS” for additional information on this transaction.

Mobile content continues to be a very competitive business and we do not foresee the ability to increase this business in any significant way. The management of ZIM will continue to investigate opportunities to maximize value for the company in the mobile content space. However, there are no guarantees that we will be successful at identifying new opportunities.

SOFTWARE

Historically, we were a developer and provider of the Zim (IDE) software, which is used by companies in the design, development, and management of information databases. We now license the Zim IDE software products to customers through direct and partner sales.

The Zim IDE software provides an integrated development environment (IDE) for Microsoft Windows, UNIX and Linux computer operating systems. An integrated development environment is a set of programs that runs from a single user interface for use in the creation of applications and management of databases.

The Zim IDE software was designed to handle complex data management in a more efficient manner than the database technologies historically provided by other vendors. The distinctive characteristic of the Zim IDE software is its object dictionary which contains more than just a table of data. Instead, all relationships and data information are concurrently stored in the object dictionary, making it easier to manage and retrieve information. Furthermore, Zim IDE software uses data sets rather than record-by-record access to manage information. This technique further simplifies the management of data.

The Zim IDE software has been used to develop database applications that have been deployed in a wide range of industries, including finance, insurance, marketing, human resources, information and records management. Applications built with the Zim IDE will also fully access most other major databases such as Oracle and SQL Server.

In fiscal 2008 and 2009, we continued to support our existing customer base and users of the ZIM IDE software. In addition, we continued to allocate research and development resources to improve the performance and features of the ZIM IDE software.

COMPETITION

ZIM operates primarily in two markets; mobile and database software, as an aggregator and a provider of mobile content and applications and enterprise software. Our competitors include mobile application providers, mobile application aggregators, entertainment and other digital media companies, and the mobile operators themselves, as they also offer mobile content directly to their end users. The database market is highly diversified and includes both small and large competitors.

All these markets are highly competitive and rapidly changing due to the respective natures of these growing markets. We have many competitors in the mobile markets, including WIN PLC, MBlox and Mobile365 in aggregation and Verisign, which owns Jamster and Monstermob in mobile content.

In the database market, our competitors include Oracle, Microsoft, SAP, MySQL and many others. These competitors have certain competitive advantages over us, including but not limited to:

●	substantially greater financial and technical resources;
●	more extensive and well-developed marketing and sales networks;
●	greater global brand recognition; and
●	larger customer bases.

We compete within the aggregation market primarily for volume of traffic and strategic relationships. However, our volumes decreased substantially in 2008 and 2009 as a result of management’s previously disclosed decision to decrease our focus in this area due to declining margins and the company’s inability to locate less expensive routes for its traffic. Since the mobile content market is aimed at consumers, rather than business customers, we compete in the mobile content market for subscribers and for the quality of the content in our offering.

Our existing competitors may in the future achieve greater market acceptance and gain additional market share. It is also possible that new competitors may emerge and acquire significant market share.

We compete in the mobile aggregation and content environment based on our ability to connect to international operators through a variety of strategic relationships with other aggregators and mobile operators. We have developed strategic relationships with a range of content and service partners in order to serve our customers more effectively and to extend our services to an international audience.  We compete in the mobile content space based on existing brand recognition and our ability to offer new and intriguing content. As mentioned above, the management of ZIM will continue to investigate opportunities to maximize value for the company in the mobile content space. However there are no guarantees that we will be successful at identifying new opportunities.

CUSTOMERS

During fiscal 2009, we had more than 240 revenue generating customers in at least 9 countries in our mobile segment.  In addition, we had in excess of 100 customers who utilized ZIM IDE to run their enterprise applications. Only one customer accounted for over 10% of revenue for the year ended March 31, 2009 and no customers accounted for over 10% of revenue for the year ended March 31, 2008. In the mobile content market ZIM serves thousands of customers on a monthly basis.

TECHNOLOGY INFRASTRUCTURE

We believe that our technology is essential to successfully implement our strategy of expanding and enhancing our products and services, expanding in the mobile media market and maintaining the attractiveness and competitiveness of our products and services.

Our operating infrastructure is designed to serve and deliver tens of millions of messages each week to hundreds of cell phone operators worldwide. Our aggregation partners use a system that has a scalable and redundant infrastructure located on servers at co-location hosting sites in Canada and the USA. We believe that these hosting partners provide operating advantages, including an enhanced ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. They provide continuous customer service, multiple connections to the internet and a continuous power supply to our systems. In addition, we conduct online monitoring of all our systems for accessibility, load, system resources, network-server intrusion and timeliness of content.

This infrastructure allows us to be a high performance mobile gateway connecting large internet communities to approximately two billion cell phones worldwide through the various mobile operators.

Our servers run on Linux and Windows platforms using Postgres and mySQL and proprietary SMPP servers. SMPP is a short message peer-to-peer protocol for exchanging SMS messages between SMS peer entities such as short message service centers. It is used to allow third parties to submit messages, often in bulk.  On July 16, 2007, ZIM Corporation signed an agreement with SilverBirch Inc. to sell certain SMS assets. The assets included our Canadian SMPP platform, which we sold for approximately $70,395. Our database system is an advanced entity-relationship database, which also operates on Windows Unix and Linux platforms.

Through the acquisition of AIS, we now own the platform for the mobile content portals.  Using a third party’s hosting facilities, our portals can serve hundreds of thousands of visitors monthly.  Our platform uses scalable web server and SQL database server facilities to ensure adequate support to a large number of subscribers and different types of contents.

Our platform consists of two main components, the web server and the database server.  The web server is the main customer interface providing all necessary facilities for browsing, searching and purchasing mobile contents.  It is hosted on a separate machine running Microsoft Internet Information Service (IIS) offering Search Engine Optimized (SEO) pages and content structure to ensure a high page ranking for our sites and ease of customer search and navigation.

The database server houses all the content structure and subscriber database.  It is hosted on a fully redundant machine equipped with Redundant Array of Independent Disks (RAIDs) running Microsoft SQL Server.  Our platform is completely data-driven and optimized for search engines to ensure direct, easy search and access to all content offered on our sites.

Our platform incorporates its own billing facilities, has direct access to credit card transactions, cheque clearing brokers, PayPal and various carriers for premium SMS charging facilities.

RESEARCH AND DEVELOPMENT

Our research and development activities focus primarily in the areas of IDE software and SMS messaging.  Research and development expenditures were $457,979 in fiscal 2009, $512,287 in fiscal 2008 and $382,146 in fiscal 2007.

PATENTS AND INTELLECTUAL PROPERTY PROTECTION

Intellectual property does not represent a material part of our assets or business strategy.  We do not rely on patents or copyrights and, to the extent we maintain trade secrets, we rely on confidentiality agreements to protect them from misappropriation.

GOVERNMENTAL REGULATION

Because of the increasing use of the internet and mobile devices, and the public’s concern for privacy, U.S. and foreign governments have adopted, or may in the future adopt, laws and regulations relating to the internet or use of mobile devices, addressing issues such as user privacy, security, pricing, age verification, content quality, copyrights and distribution techniques.  We could become subject to new laws and regulations in various countries that could limit our ability to market our products and to distribute and/or collect user information.  These or other laws or regulations that may be enacted in the future could have adverse effects on our business, including higher regulatory compliance costs, limitations on our ability to provide some services in some countries, and liabilities which might be incurred through lawsuits or regulatory penalties.  We take steps using industry standard tools such as firewall, VPN, encryption and antivirus to protect the security and confidentiality of the information we collect and store but there is no guarantee that third parties, partners or employees will not gain unauthorized access despite our efforts or that we will not incur costs in complying with our notification obligations under such circumstances.

C.             Organizational Structure

Refer to Exhibit 8.1 for a complete list of ZIM subsidiaries.

EMPLOYEES

As at March 31, 2009, we had 14 full-time employees, with 5 employees in selling, general and administration and 9 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 3 consultants on a part-time basis.

Of these employees, 13 are based in Ottawa, Canada; one is based in Sao Paolo, Brazil.

D.           Property, Plant and Equipment

DESCRIPTION OF PROPERTY.

Our principal office is located in Ottawa, Canada. ZIM leases an office suite of approximately 3,300 square feet. The lease is currently scheduled to expire in October, 2010.

We believe that our existing facilities are adequate to meet our current needs.

Refer to note 9 of our financial statements “PROPERTY AND EQUIPMENT” for additional information.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXECUTIVE SUMMARY

Revenue for the fiscal year 2009 was $1,831,541 compared with revenue of $1,990,680 for the fiscal year 2008 and $2,195,184 for the fiscal year 2007. The decrease is attributable to the expected decline in revenue from our mobile segment, caused by the continued saturation of the market. The decline in mobile revenue is offset by gains from our enterprise software segment, which represented a 28% increase in that segment over the fiscal year 2008 and a 6% increase over the fiscal year 2007.

Net income for the fiscal year 2009 was $153,513 as compared to $82,536 for the fiscal year 2008 and a net loss of $1,936,187 for the fiscal year 2007. The increase in net income principally reflects a reduction in selling and general administrative expenses and an increase in revenues in the higher margin enterprise software business segment. The reduction in selling and general administrative expenses is mainly related to compensation expense and professional fees due to our change in status, we have been reporting as a foreign private issuer since the second quarter of fiscal 2009.

ZIM had cash of $640,214 at March 31, 2009 as compared to cash of $299,943 at March 31, 2008. The Company generated a positive cash flow of $340,271 for the fiscal year ended March 31, 2009, mainly as result of normal operations.

A.     Operating results

The following is an overview of our operating results for the year ended March 31, 2009. A more detailed discussion of our operating results, comparing our operating results for the years ended March 31, 2009, 2008 and 2007, is included under the heading “Results of Operations for the Year Ended March 31, 2009 Compared to the Year Ended March 31, 2008 and 2007” of this “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Revenues for the year ended March 31, 2009 decreased to approximately $1.8 million from approximately $2.0 million for the year ended March 31, 2008 approximately $2.2 million for the year ended March 31, 2007.  Revenue from our mobile segment decreased from $0.8 million, to $0.4 million in fiscal 2009.  The decrease is due to reduced aggregation traffic from our customer base. This decrease is partially offset by an increase of approximately $300,000 in our software segment. In fiscal 2008, revenue from our mobile segment decreased to $0.8 million from $1.1 million, in fiscal 2007, due to reduced aggregation traffic from our customer base and revenue from our software segment remained unchanged at approximately $1.1 million in fiscal 2008.

Total operating expenses for the year ended March 31, 2009 were approximately $1.9 million, a decrease of approximately $0.7 million from operating expenses of $2.6 million for the year ended March 31, 2008 and a decrease of approximately $2.5 million from operating expenses of $4.4 million for the year ended March 31, 2007. The decrease in fiscal 2009 was attributable to a decrease in costs of revenue relating to the decrease in revenues associated with SMS aggregation, and reduced operating costs as a result of reductions in compensation expense and professional fees. The decrease in fiscal 2008 was attributable to no further amortization of intangible assets related to the acquisition of AIS (which were fully amortized in 2007) and reduced operating costs. The decreases in fiscal 2008 were offset to some extent by an increase in research and development expenditures.

CHANGE IN STRATEGIC DIRECTION

Due to the decrease in revenues from SMS aggregation services, we started exploring new opportunities both within the mobile industry and enterprise application industry.

In fiscal 2006, we began offering mobile content, but this is a very competitive business and we do not foresee increasing this business significantly.  In fiscal 2007, we expanded into Internet TV.  Fiscal 2008 showed an increase in revenue from IPTV over fiscal 2007. However, to date we have not generated significant revenues within the IPTV space and have not been able to grow the mobile content business.  As a result, management of ZIM continues to explore alternative strategies and opportunities within the mobile industries to leverage the existing technology, relationships and expertise.  These may include joint ventures or sales of any or all of our assets related to either of these industries. ZIM exited the Internet TV market in fiscal 2009.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the consolidated financial statements are prepared. Actual results could differ from our estimates, and such differences could be material.  On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our consolidated financial statements.

The following supplemental information describes significant judgments and estimates involved in our critical accounting policies, which are more fully described in Note 3 to the consolidated financial statements included in this annual report.

JUDGMENTS REGARDING TAX POSITIONS

In June 2006, FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes”, was issued, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position. Accordingly, management may be required to make additional judgments regarding the accounting treatment of tax positions.

The Company adopted the provisions of this Interpretation on April 1, 2007.  No adjustment was required to the amount of the unrecognized tax benefits.

VALUATION ALLOWANCES

We must make certain estimates and judgments in determining the income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Judgments regarding realization of deferred tax assets and the ultimate outcome of tax-related contingencies represent key items involved in the determination of tax expense and related balance sheet accounts. We have currently recorded a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Should we determine that based on factors such as future profitability, a reduction in the valuation allowance is appropriate, an adjustment to our deferred tax assets would increase income in the period such determination was made.

REVENUE RECOGNITION

Revenues shown in the financial statements included with this report have been derived mainly from mobile content sales, IPTV, SMS messaging services, SMS fee-based services, and proprietary software products and licenses. The Company presents revenues net of sales tax and other sales related taxes.

Mobile content and IPTV sales

Mobile content revenues are derived primarily from credit card purchases via the internet or through premium messaging.  IPTV revenues are derived from contracts to provide channels and infrastructure services.  Revenue is recognized by delivery and acceptance of a download (mobile content) or service (IPTV) to the end users. We recognize revenue when (a) there is persuasive evidence of an arrangement; (b) the service has been provided to the customer; (c) the amount of the fees to be paid by the customer is fixed and determinable; and (d) the collection of the fees is reasonably assured.

Premium messaging and SMS fee-based services

SMS premium messaging services revenues are derived principally from providing mobile content providers connections to mobile operators and allowing their end users to expand on their SMS capabilities and other services. These services include news and other content subscriptions. Revenues from SMS messaging services are recognized based on fees received from the mobile operator, after all payments to the mobile content providers. Such revenues are recognized by ZIM in the period in which the service is performed, provided that no significant Company obligations remain, the collection of the receivables is reasonably assured and the amounts can be accurately estimated.

We rely on the billing statements from third party mobile operators to record revenues. These statements are reviewed for consistency with internally generated reports. Due to the time lag of receiving billing statements from third-party mobile operators, revenues in any period may have to be estimated based on our internal billing records and transmissions, adjusting for prior period confirmation rates with mobile operators and prior period discrepancies between internally estimated revenues and actual revenues confirmed by mobile operators. We apply confirmation rates based on the average of the recent actual historical rates. To date, there has been no significant adjustment to any estimates. However, our internal judgments may be incorrect in any period, which may result in our recording materially incorrect revenues.

Proprietary software products and licenses sales

ZIM records revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provides a license to use the Company's products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting or training services in conjunction with the license.

The Company recognizes revenue pursuant to the requirements of the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP 97-2") "Software Revenue Recognition", as amended by SOP 98-9 "Software Revenue Recognition with Respect to Certain Transactions." Revenue is recognized using the residual method when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

STOCK-BASED COMPENSATION

ZIM adopted the provisions of SFAS No. 123(R) effective April 1, 2006, using the modified-prospective transition method, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. The fair value of stock options is determined using the Black Scholes valuation model and requires judgment in establishing the volatility and option forfeiture rates. These internal judgments may be incorrect in any period, which may result in our recording materially incorrect compensation expense.

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2009 COMPARED TO THE YEAR ENDED MARCH 31, 2008 AND THE YEAR ENDED MARCH 31, 2007

REVENUES

	Year ended March 31, 2009	As a %	Year ended March 31, 2008	As a %	Year ended March 31, 2007	As a %
	$		$		$

Mobile content	223,527	12%	422,559	21%	494,809	23%
Bulk SMS	115,823	6%	96,290	5%	359,679	16%
Premium SMS	3,877	0%	202,356	10%	142,774	7%
Other SMS services and products	14,660	1%	85,679	4%	112,110	5%
Internet TV	9,836	1%	36,278	2%	7,368	0%
	367,723	20%	843,162	42%	1,116,740	51%

Software	424,855	23%	157,310	8%	152,093	7%
Maintenance and consulting	1,038,963	57%	990,208	50%	926,351	42%
	1,463,818	80%	1,147,518	58%	1,078,444	49%
	1,831,541	100%	1,990,680	100%	2,195,184	100%

Total revenues for the year ended March 31, 2009 were $1,831,541 as compared to $1,990,680 for the year ended March 31, 2008 and $2,195,184 for the year ended March 31, 2007.  The decrease in revenues is due to the reduction of our sales in our mobile segment, a trend that we expect to continue in the 2010 fiscal year. As a result, management is exploring strategic alternatives to maximize shareholder value from these assets.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006, we acquired AIS and its two Internet portals offering mobile content. As previously mentioned, consumers are able to download ring tones and wallpapers directly from our Internet sites to their mobile phones.  Revenue from the sale of mobile content for the fiscal year ended March 31, 2009 was $223,527 as compared to $422,559 for fiscal year ended March 31, 2008 and $494,809 for fiscal year ended March 31, 2007. The decline was due to a highly competitive and saturated market resulting in a lower volume of downloads, partially offset by our pricing increases for these products.

BULK SMS

Our bulk SMS messaging revenue went from $359,979 in fiscal 2007 to $96,290 in fiscal 2008 and $115,823 in fiscal 2009. We experienced more customers using our routes in fiscal 2009, as compared to 2008, resulting in the increased revenue. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route.  As a result, we do not expect that the increased revenues of fiscal 2009 will be indicative of future performance.

The decrease in the overall level of bulk revenue from fiscal 2007 is primarily a result of not offering a cost effective route for our customers. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route.  Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators.  Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future.

PREMIUM SMS

Our premium SMS messaging revenue went from $142,774 in fiscal 2007 to $202,356 in fiscal 2008 and to $3,877 in fiscal 2009. The anomaly of the increase in the fiscal 2008 year is due to the fact that our monthly reconciliation process with one of our suppliers was delayed due to inabilities to obtain the required reports and reconciliations. At the completion of this reconciliation process we had determined we over-accrued the amounts owing by approximately $120,000 and upon receiving the documentation from the supplier on our actual accrued liability we reversed this entry. Since we record revenue for this segment on a net basis, the reversal of this payable generated income in this segment. The actual trend when the above factor is removed is $142,774 for fiscal 2007 to $ 81,793 in fiscal 2008 and to $3,877 in fiscal 2009.

Due to the decreasing margins and competitive nature of our premium SMS revenues, we are not focusing on expanding this area of the business. As a result, we expect to see decreases in our premium SMS messaging revenue for fiscal 2010. As previously disclosed, we believe that the decrease in margins is attributable to the competition in the SMS aggregation market and the dominance of a few key mobile content providers.

OTHER SMS SERVICES AND PRODUCTS

Our other SMS services revenue decreased from $112,110 in fiscal 2007 to $85,679 for the year ended March 31, 2008 and to $14,660 for the fiscal year ended March 31, 2009, primarily as a result of eliminating Location Based Services (LBS) and our virtual mobile service. All other products and services are continuing; however we do not consider them part of our core business.

INTERNET TV

During the quarter ended December 31, 2006, we began offering a P2P Internet TV site, www.zimtv.biz. Through a user friendly interface on ZIMTV, consumers can watch free and/or pay-per-view channels containing sports, movies, television, news, animation and educational video content. In fiscal 2007, we were in the process of building customers and we allowed customers free trial subscriptions for the premium channels as well.

In fiscal year 2008, we conducted several trials of our live IPTV streaming service with a key customer. It was determined that P2P did not provide acceptable quality standards. As such we discontinued our partnership with PPLive and switched to Windows Media and Flash-based technologies, which resulted in superior results. The trials were paid for by the customer and resulted in approximately $36,300 in revenues in the year ended March 31, 2008 as compared to $7,368 for the year ended March 31, 2007. In 2009, we stopped providing this service to our existing IPTV customer and subsequently exited our IPTV business. Revenues for the year ended March 31, 2009 were $9,836 and ZIM has exited this line of business.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Software sales increased from $152,093 in fiscal 2007 to $157,310 in fiscal 2008 and to $424,855 in fiscal 2009. During 2009, ZIM delivered one large project contributing significantly to this increase.

In addition to the sale of the software, we are generating revenue from software maintenance and consulting. Maintenance and consulting revenues have increased slightly from $926,351 in fiscal 2007 to $990,208 in fiscal 2008 and to $1,038,963 in fiscal 2009. Most of the maintenance revenue was generated in Brazil as this region represents the largest concentration of users of ZIM’s IDE product.

We will continue to allocate the appropriate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. Although we do not see immediate or significant growth in this segment, we are still committed to serving our existing customers.

EXPENSES

Operating expenses
	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$

Cost of revenue	256,694	384,166	928,818
Selling, general and administrative	1,213,709	1,654,269	2,156,049
Research and development	457,979	512,287	382,146
Amortization of intangible assets	-	-	972,209
	1,928,382	2,550,722	4,439,222

Operating expenses continued to decrease from $4,439,222 for the year ended March 31, 2007 to $2,550,722 for the year ended March 31, 2008 and to $1,928,382 for the year ended March 31, 2009. The decreases are attributable to a decrease in costs of revenue relating to the decrease in revenues associated with SMS aggregation and lower operating costs related to compensation expenses and professional fees.

COST OF REVENUE

Included in the cost of revenue are costs related to the Zim IDE sales and costs relating to SMS revenues.

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$
Mobile
Revenue	367,723	843,162	1,116,740
Cost of revenue	(109,549)	(232,185)	(766,468)
Gross margin	258,174	610,977	350,272

Gross margin %	70%	72%	31%

Software
Revenue	1,463,818	1,147,518	1,078,444
Cost of revenue	(147,145)	(151,981)	(162,350)
Gross margin	1,316,673	995,537	916,094

Gross margin %	90%	87%	85%

Gross margins for the mobile segment went from 31% in 2007 to 72% in 2008 and 70% in 2009. However, after accounting for the reversal of an accrual as described earlier, the actual fluctuation in gross margin would be 31% in 2007, 68% in 2008 and 70% in 2009. The increases in gross margins are due to increases in pricing structure and our ability to decrease the cost of revenue.

Gross margins for software, maintenance and consulting sales increased slightly from 85% for the year ended March 31, 2007 to 87% for the year ended March 31, 2008 and to 90% for the year ended March 31, 2009.  Included in the cost of revenue for software, maintenance and consulting are salaries relating to supporting the ZIM IDE software and costs for the distribution of the software. The slight increase in gross margins in our software segment relates to higher revenues while holding costs stable.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the years ended March 31, 2009, March 31, 2008 and March 31, 2007 were $1,213,709, $1,654,269 and $2,156,049 respectively. The decreases are primarily attributable to reduced operating costs, reduced staff base and reduced professional fees. The decreases also related to our continued focus on reducing costs.

Management does expect to see some increased expenditures in fiscal 2010 as we improve our internal control over financial reporting.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangibles for the year ended March 31, 2007 was $972,209, representing the intangible assets acquired in the acquisition of AIS. These assets were fully amortized by March 31, 2007 resulting in no further expenses.

GAIN ON DISPOSITION OF ASSETS

On July 16, 2007, ZIM Corporation signed an agreement with SilverBirch Inc. to sell certain mobile messaging assets. The assets included ZIM’s Canadian mobile gateway technology, customer contracts and proprietary web to text applications.   As consideration for the acquisition, SilverBirch paid $70,395 in cash upon signing the agreement.  Additional consideration was to include $93,860 in cash and 500,000 common shares of SilverBirch, valued at approximately $86,292, based on the share price on the date of the sale. The additional consideration was to be received in installments as certain conditions of the purchase were completed, such as the transfer of source codes and customer contracts.

The sale consisted of four parts, each with a distinct value and payment structure:

1.	Short Message Peer to Peer Protocol (SMPP) Platform = approximately $70,395 due upon signing
2.	Pitney Bowes Contract = approximately $52,562 due upon transfer of the contract
3.	Rogers Contract = approximately $41,298 due upon transfer of the contract
4.	Ontario Lottery and Gaming Corporation Contract (OLGC) = 500,000 common shares due upon transfer of the contract

During 2007 the Short Message Peer to Peer Protocol (SMPP) Platform and the Pitney Bowes contract were transferred and the portion of the sale related to these items has been recognized as a gain on sale of assets. Prior to transfer of the Rogers contract, Rogers terminated its use of the desk top text services provided under the contract with the result that the contract was not transferred. A portion of the Rogers contract value, in the amount of $16,605, was received and has been recognized, as non-refundable cash towards this portion of the contract. The agreement provides that, in the event that the remaining conditions are not met, the amounts paid and the assets transferred to date, based on the conditions that have been met, will not be returned. The amount of the Rogers contract that will not be realized is $24,693.

As of March 31, 2008 OLGC informed ZIM and SilverBirch that it would not consent to the transfer of their contract to SilverBirch. Consequently this contract remains with ZIM until its completion and the 500,000 common shares of SilverBirch will not be paid to ZIM.

GAIN ON SETTLEMENT OF LIABILITY

During fiscal 2008, after a two-year period, ZIM abandoned its efforts to locate a supplier which, according to internal estimates of the Company, was owed an amount of $77,385. Management is of the opinion that it made every reasonable effort to contact this supplier, and since the statute of limitations for this liability expired December 31, 2007 the Company de-recognized the accrued liability to this supplier and recorded a gain on settlement of liabilities.

INTEREST

For the years ended March 31, 2008 and 2007, we incurred interest expense on the debt held by our Chief Executive Officer and on our operating line of credit with the Royal Bank of Canada.  Both debts incurred interest at prime plus 1.75% per annum.  Offsetting this interest expense was interest income received from the Canadian tax authority on our investment tax credit returns and interest income on our surplus cash held in Brazil.

For the year ended March 31, 2009, we did not incur any interest expense on the debt held by our Chief Executive Officer and on our operating line of credit with the Royal Bank of Canada as there were no draws on these facilities in fiscal 2009.

INCOME TAXES

Included in income taxes are taxes paid on revenues earned in Brazil net of investment tax credits on research and development expenditures in Canada. The decrease in income taxes recoverable is due to research and development tax credits received in the 2009 fiscal year relating to prior years being less than prior year tax credits received in fiscal 2008.

The Scientific Research and Development Credits received from the Canadian federal government were assessed as filed.

B.     Liquidity and Capital Resources

At March 31, 2009, we had cash and cash equivalents of $640,214 and working capital of $705,857, as compared to cash of $299,943 and working capital of $545,568 at March 31, 2008. As at March 31, 2007, we had cash and cash equivalents of $441,637 and working capital of $93,085.

Cash flows for the fiscal periods were as follows:

	Year ended March 31, 2009		Year ended March 31, 2008		Year ended March 31, 2007
	$		$		$
Cash flows provided by (used in) operating activities		430,652		(315,458)		198,143
Cash flows provided by (used in) investing activities		(19,334)		137,139		(87,402)
Cash flows provided by financing activities		-		48,260		48,560

Operating activities generated $430,652 of cash for the year ended March 31, 2009 as compared to consuming cash of $315,458 for the year ended March 31, 2008 and generating $198,143 during the year ended March 31, 2007.  The increase in cash generated arose as a result of increase net income of approximately $70,977 and the receipt of investment tax credits related to previous years.

We used $19,334 in fiscal 2009, received $137,139 in fiscal 2008 and used $87,402 in fiscal 2007 of cash from investing activities.  In fiscal 2008, the cash received related to the sale of assets to SilverBirch.

During both 2008 and 2007, we made draw downs under the credit facility provided by ZIM’s Chief Executive Officer and controlling shareholder. Both of these draws were repaid in full through shares. As at June 24, 2009, the outstanding balance due under the credit facility, including principal and interest, was $NIL. During fiscal 2009, the largest aggregate balance under the facility was $NIL.  In fiscal 2008, we paid the CEO $99,980 in principal and $3,605 in interest on advances we received under the facility by issuing 7,398,912 units, each consisting of one common share and one warrant to purchase a common share for $0.014, through the conversion of debt and accumulated interest in the amount of $103,585. The units were priced at $0.014 per unit, which represented the closing market price of ZIM’s common stock on the OTCBB on December 3, 2007. The warrants expired on March 3, 2009.

At March 31, 2009, the Company had access to a line of credit for approximately $396,416 from its Chief Executive Officer and a working capital line from its principal banker for approximately $39,642 (refer to Note 10 “Line of Credit” on the financial statements), in addition to a cash and cash equivalent balance of $640,214.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Credit terms for software, maintenance and consulting services have remained consistent from prior periods at 30 days.

As at March 31, 2009, approximately 89% of all related receivables are current.  As at March 31, 2008, 83% of all receivables were current.

Cash and cash equivalents of $640,214 are comprised of $154,460 cash and $485,754 cash equivalents. The cash equivalents of $485,754 at March 31, 2009 ($94,169 at March 31, 2008) are comprised of:

Held in Canada:

30 day GIC at 0.75% - $118,925 ($150,000 CDN) – Mature April 13, 2009

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation- $366,829 - No Maturity

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $21,235,095 and, during the fiscal year ended March 31, 2008, generated negative cash flows from operations of $315,458. The Company also has generated negative cash flows from operations during three of the previous five fiscal years.

If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

FSP FAS 107 and APB 28-1:

In April 2009, FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” was issued to require, on an interim basis, disclosures about the fair value of financial instruments for public entities. FSP FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it concurrently adopts both FSP FAS 157-4, and FSP FAS 115-2 and FAS 124-2. The Company intends to adopt FSP FAS 107-1 and APB 28-1 for its first quarter ending June 30, 2009. As a result of applying this FSP, the Company will include the required fair value disclosures on an interim basis beginning with the interim financial statements for the three months ended June 30, 2009. Adoption of this FSP will not have an effect on the Company’s financial position or results of operations. However, the Company believes its interim fair value disclosures may contain additional information compared to previous interim periods.

FAS 141R-1

On April 1, 2009, the FASB issued an amendment to Statement of Financial Accounting Standards No. 141R (“SFAS 141R”), “Business Combinations.” The amendment was issued to address application issues regarding accounting and disclosure provisions for contingencies.  FAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combinations That Arise from Contingencies”, amends Statement 141R by replacing the guidance on the initial recognition and measurement of assets and liabilities arising from contingencies acquired or assumed in a business combination with guidance similar to that in Statement 141, before the 2007 revision. It also amends Statement 141R’s subsequent accounting guidance for contingent assets and liabilities recognized at the acquisition date and amends the disclosure requirements for contingencies. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. ZIM will adopt and utilize the methods stipulated in FAS 141R-1 for all future transactions of this nature.

FAS 142-3

On April 25, 2008, the FASB issued a FASB Staff Position (FSP) “Determination of the Useful Life of Intangible Assets” that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP). ZIM does not currently have any intangible assets. However, ZIM will adopt and utilize the methods stipulated in FAS 142 for all future transactions that require the establishment of the useful life of intangible assets.

EITF 03-6-1

On June 16, 2008 EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” was issued. This EITF addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. ZIM does not currently have any unvested share-based payments and its share based payments do not contain dividend rights. As such EITF 03-6-1 has no impact on the calculation of ZIM’s EPS. However, ZIM will adopt and utilize the methods stipulated in EITF 03-6-1 for all future EPS calculation to ensure that the appropriate impacts are recognized as per EITF 03-6-1.

SFAS 157:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157").  SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new standard provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The effective date of SFAS 157 has been delayed for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least annual basis, for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company has adopted SFAS 157 for financial assets and liabilities for the fiscal year beginning April 1, 2008 and its adoption did not have a material impact on its consolidated financial position results of operations or cash flows.

The Company does not anticipate that the adoption of SFAS 157, for all other nonfinancial assets and liabilities, will have a significant impact on its consolidated financial position, statement of operations or cash flows.

SFAS 159:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits companies the option, at specified election dates, to measure financial assets and liabilities at their current fair value, with the corresponding changes in fair value from period to period recognized in the income statement.  Additionally, SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities.  Statement 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  The Company’s adoption of SFAS 159 did not have a significant impact on its consolidated financial position, statement of operations or cash flows.

SFAS 162:

In May 2008 the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FASB No. 162").  The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.   The Company adoption of SFAS No. 162 did not have a material impact on the Company's consolidated results of operations, cash flows and financial condition.

FAS 115-2 and FAS 124-2:

In April 2009, FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” was issued to make the guidance on other-than-temporary impairments of debt securities more operational and improve the financial statement disclosures related to other-than-temporary impairments for debt and equity securities. The FSP clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. To evaluate whether a debt security is other-than-temporarily impaired, an entity must first determine whether the fair value of the debt security is less than its amortized cost basis at the balance sheet date. If the fair value is less than the amortized cost basis, then the entity must assess whether it intends to sell the security and whether it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. If an entity determines that it will sell a debt security or that it more likely than not will be required to sell a debt security before recovery of its amortized cost basis, then it must recognize the difference between the fair value and the amortized cost basis of the debt security in earnings. Otherwise, the other-than-temporary impairment must be separated into two components: the amount related to the credit loss and the amount related to all other factors. The amount related to the credit loss must be recognized in earnings, while the other component must be recognized in other comprehensive income, net of tax.

The portion of other-than-temporary impairment recognized in earnings would decrease the amortized cost basis of the debt security, and subsequent recoveries in the fair value of the debt security would not result in a write-up of the amortized cost basis. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. If an entity adopts either FSP FAS 157-4 or FSP FAS 107-1 and APB 28-1 for periods ending after March 15, 2009, then it must adopt this FSP at the same time. The Company intends to adopt FSP FAS 115-2 and FAS 124-2 for the year ended March 31, 2009. The Company’s adoption of FAS 115-2 and FAS 124-2 did not have a significant impact on its consolidated financial position, statement of operations or cash flows.

C.     Research and development

Research and development expenses went from $382,146 for the year ended March 31, 2007 to $512,287 for the year ended March 31, 2008 and to $457,979 for the year ended March 31, 2009.  The increase in fiscal 2008 relates to an increase in staff and the increased activity to focus on mobile content, ZIM IDE and IPTV. The decrease in fiscal 2009 relates to a decrease in staff.

D.     Trend information

The Company has not identified and is not aware of any trends that will have a significant impact on its consolidated financial position, statement of operations or cash flows.

E.      Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements as of March 31, 2009.

F.      Tabular disclosure of contractual obligations

Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 -3 years	3-5 years	Greater than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	93,737	58,935	34,802	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	93,737	58,935	34,802	-	-

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:
NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	66	President, Chief Executive Officer, and Director
John Chapman	45	Chief Financial Officer / Consultant
Steven Houck	39	Director
James Stechyson	44	Director
Donald Gibbs	63	Director

Michael Cowpland has served as our President Director and Chief Executive Officer since February 2001 and as our Chief Financial Officer from March 2007 to November 2007. In 1973, Dr. Cowpland co-founded Mitel Corporation (formerly NYSE:MTL) and was that company's Chief Executive Officer for 10 years. During Dr. Cowpland's tenure as CEO of Mitel, Mitel's sales reached $300 million before it was acquired by British Telecom in 1984. After the acquisition of Mitel, Dr. Cowpland founded Corel Corporation (formerly NASDAQ:CORL), a company that evolved into one of the world's leading providers of office productivity software. Corel was widely recognized for its WordPerfect Office Suite, and its PC graphics application, Corel Draw. Dr. Cowpland served as President of Corel from 1995 to January 2001. Dr. Cowpland began his career in 1964 at Bell Northern Research. Dr. Cowpland received a Bachelor of Science and Engineering from the Imperial College (London), a Masters of Engineering from Carleton University and Ph.D. in Engineering from Carleton University (Ottawa, Canada).

John Chapman has served as our Chief Financial Officer since November 2007 and has provided consulting services to the Company since July 2007. Mr. Chapman provides virtual CFO consulting services to various companies. From 2003 to 2005, Mr. Chapman held the positions of Director of Finance and Program Management Office at Amdocs Canadian Managed Services. From 1988 to 2003, Mr. Chapman held various positions at Bell Canada and BCE companies in the areas of Finance, Human Resources and Engineering. He received a Bachelor of Technology (Mechanical Engineering) from Ryerson Polytechnical Institute in 1988 and a Masters in Business Administration from the University of Ottawa in 1999. Mr. Chapman is a member of, and holds professional designations, with the Association of Professional Engineers of Ontario, the Institute of Certified Management Consultants of Ontario and the Society of Management Accountants of Ontario.

Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck is the Vice President of Latin America at VMware, a developer of software for the virtualization market.  Prior to working at VMware Steve was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions.  During 2004 and 2005, Mr. Houck worked as a consultant for various start up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed into the position of Chairman in May 2001.  From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada.  From 1990 to September 2002, he was the Founder and President of OM Video, Inc., a hardware sales and systems integrator of professional video and presentation technology based in Ottawa, Canada. OM Video was acquired by ClearOne Communications in 2002.

Donald R Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr. Gibbs is a consultant and presently serves on the Board of AirIQ. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc.  Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc.  From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc.  He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc.  Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a Certified Management Accountant.

As at March 31, 2009, we had 14 full-time employees, with 5 employees in selling, general and administration and 9 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 3 consultants on a part-time basis.

Of these employees, 13 are based in Ottawa, Canada; one is based in Sao Paolo, Brazil.

COMMITTEES OF THE BOARD OF DIRECTORS

We have an Audit Committee and a Compensation Committee. ZIM does not have a Nominating Committee. In the absence of such a committee, the Board as a whole considers individuals to recommend to the Board for inclusion among management's nominees and considers corporate governance issues. The Board will consider director candidates recommended by shareholders of the Company if the name and qualifications of such candidates are presented to the Board in a timely manner. The membership term for Board and Board Committee members is 3 years.

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined by Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules.  Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2009.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters.  The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck.  The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2009.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Our Board of Directors has adopted a Code of Ethics that applies to our Chief Executive Officer and our Chief Financial Officer, as well as to other senior management and senior financial staff of ZIM, and complies with the requirements imposed by the Sarbanes-Oxley Act of 2002 and the rules issued thereunder for codes of ethics applicable to such officers. Our Board has reviewed and will continue to evaluate its role and responsibilities with respect to the new legislative and other requirements of the Securities and Exchange Commission. Interested persons can obtain a copy of our Code of Ethics without charge by writing to: Investor Relations c/o 150 Isabella Street, Suite 150, Ottawa, Ontario K1S 1V7 or by visiting our web-site at www.zim.biz.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Philosophy

We design all of our compensation programs to retain and as necessary attract key employees who are motivated to achieve growth in technology. Our program has been kept simple due to the size of our staff and our lack of performance measurements.  Our programs are designed to reward performance based on team and individual performances. Due to the size of our organization, our executive compensation programs impact all employees because these programs help establish expectations for our general approach to rewards. The Company encourages our business leaders to work together to create a high performance environment that is reinforced by constant attention to individual’s goals and expectations.

We believe that the performance of the executives in managing our company should be considered in light of general economic and specific company, industry and competitive conditions. We believe that our compensation programs for our executives should reflect our success as a management team and in attaining an increased value for shareholders. We also believe that individual performance should be evaluated annually and considered in compensation decisions.

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs. Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2009, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

Due to the size of the organization, the Compensation Committee is aware of all the elements of each executive’s total compensation over each of the past three years, as well as a comparison to the compensation of other executive officers in an appropriate market comparison group. Typically, our Chief Executive Officer recommends compensation changes with respect to the executive officers who report to him. The Chief Executive Officer has no salary so there have been no compensation recommendations to the compensation committee with respect to him. All option grants to the executives in the organization are approved by our Board of Directors at the time of grant. The Compensation Committee has the authority to accept or adjust any recommendations.

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

●	performance in the previous year;
·●	difficulty of achieving desired results in the coming year;
●	value of their unique skills and capabilities to performance of the Company;
●	performance of their general management responsibilities; and
●	contribution as a member of the management team.

These elements fit into our overall compensation objectives by helping to secure the future potential of our operations, facilitating our entry into new markets, providing proper compliance and regulatory guidance, and helping to create a cohesive team.

Our policy for allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing stock option incentives to maximize long-term value for our Company.

Base Salary and Bonus

It is the goal of the Compensation Committee to establish salary compensation for our executive officers based on our comparable peer companies. We believe that this gives us the opportunity to attract and retain appropriate managerial employees both at the senior executive level and below.

Management incentive plans for our Vice President of Sales and our Vice President of Business Development were changed in fiscal 2009.  Their base salary was reduced by $50,000 per year in Canadian funds and incentive compensation was established to allow them to earn up to $70,000 per year in Canadian funds. For the fiscal year ended March 31, 2009, ZIM retained the management team by offering stock options and through the personal commitment of the team.

In April 2007, our Chief Financial Officer resigned and was replaced in November 2007. There are no assurances that ZIM will be able to retain the remaining team.

 Equity Incentives

A significant goal of our compensation is to afford our executives (and employees) an opportunity to participate in our performance through stock option grants. The Compensation Committee considers factors such as the ability for the Company to attract, motivate and retain qualified individuals and to align their success with that of the Company’s Shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of equity incentives paid to an individual is based on the individual’s overall experience, responsibility, performance and base salary. Factors also considered are the equity incentives offered for similar positions in the high tech industry and other labor markets in which the Company competes for employees. The Compensation Committee compares remuneration for executive officers of the Company to the remuneration for similar executives in relevant labor markets.

Perquisites

We limit the perquisites that we make available to our executive officers. Our executives are not entitled to any benefits that are not otherwise available to all of our employees.

Post-Employment Compensation

We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our registered retirement savings plan.

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer, Chief Financial Officer, the Vice President of Sales and the Vice President of Business Development of ZIM for services rendered for the fiscal year ended March 31, 2009.  No other executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2009.

Name and principal position		Salary / Consulting Payments ($)	Option Awards ($)(1)		Total ($)
	Year			Common Shares ($)
Michael Cowpland, President and Chief Executive Officer	2008 2009	- -	16,188 1,299	10,000	16,188 11,299
John Chapman, Chief Financial Officer (CHAPMAN CFO Resources Inc.)	2008 2009	21,485 48,074	15,589 7,220	- -	37,074 55,294
Roberto Campagna (2), Vice President, Sales	2008 2009	115,824 63,929	5,735 853	- -	121,559 64,782
Phil Scavo (3), Vice President Business Development	2008 2009	115,824 67,289	5,416 853	- -	121,240 68,142

(1)
Represents the compensation expense incurred by the Company for the years ended March 31, 2008 and March 31, 2009, respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with FAS 123(R) using the assumptions described under “Stock Options” in Note 3 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

(2)	On January 2, 2009, Roberto Campagna, Vice President of Sales and Marketing of ZIM, departed the Company.
(3)	Subsequent to year end of fiscal 2009, on April 29, 2009 Phil Scavo, ZIM’s Vice President of Business Development, Sales and Marketing resigned from the company.

Outstanding Equity Awards At Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Options Awards Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michael Cowpland, President and Chief Executive Officer	1,400,000	Nil	0.050	12-Jun-09
	133,340	Nil	0.035	9-Jul-09
	62,503	Nil	0.024	7-Aug-09
	6,667	Nil	0.070	8-Oct-09
	726,702	Nil	0.080	7-Nov-09
	100,005	Nil	0.075	17-Dec-09
	5,710,000	Nil	0.050	7-Feb-10
	406,650	Nil	0.050	7-Feb-10
	47,500	Nil	0.040	08-Apr-10
	95,000	Nil	0.040	07-Jun-10
	326,683	Nil	0.050	19-Sep-10
	66,667	Nil	0.050	30-Sep-10
	10,000	Nil	0.011	08-Dec-10
	263,333	Nil	0.015	30-Dec-10
	200,000	Nil	0.020	17-Feb-11
	130,000	Nil	0.020	17-Feb-11
	120,000	Nil	0.007	29-Apr-11
	100,000	Nil	0.005	18-Nov-11
	100,000	Nil	0.0051	16-Dec-11
Phil Scavo, Vice President Business Development	200,000	Nil	0.050	12-Jun-09
	40,000	Nil	0.080	7-Nov-09
	96,611	Nil	0.088	1-Jan-10
	100,000	Nil	0.040	4-Mar-10
	25,000	Nil	0.040	08-Apr-10
	100,000	Nil	0.040	10-Apr-10
	50,000	Nil	0.040	06-Jun-10
	65,000	Nil	0.020	17-Feb-11
	250,000	Nil	0.020	17-Feb-11
	100,000	Nil	0.005	18-Nov-11
	100,000	Nil	0.0051	16-Dec-11
John Chapman (CHAPMAN CFO Resources Inc.) Chief Financial Officer	135,938	Nil	0.040	30-Aug-10
	60,938	Nil	0.040	29-Sep-10
	202,500	Nil	0.025	30-Oct-10
	421,875	Nil	0.014	9-Dec-10
	153,125	Nil	0.015	30-Dec-10
	660,938	Nil	0.010	30-Jan-11
	100,000	Nil	0.020	17-Feb-11
	157,031	Nil	0.020	2-Mar-11
	351,563	Nil	0.006	31-Mar-11
	421,875	Nil	0.007	30-Apr-11
	332,813	Nil	0.010	1-Jun-11
	441,406	Nil	0.006	30-Jun-11
	460,938	Nil	0.006	31-Jul-11

All options above vested immediately upon option grant.  All options granted three years prior to the expiry date. As a result of the departure of Mr. Scavo all options awarded to him were forfeited and cancelled 30 days after his departure.

COMPENSATION OF DIRECTORS

Non-employee members of the Board of Directors are reimbursed for reasonable travel expenses related to attendance at Board meetings. No other fees are paid for attendance at meetings of the Board or their Committees. Each director is also awarded for his first year of service as a director, 200,000 stock options to purchase common shares at fair market value at date of the option grant.  In addition, non-employee members of the Board of Directors are eligible to receive option grants as determined by the Board of Directors.

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2009.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	253	-	253
James Stechyson	6,672	10,000	16,672
Donald Gibbs	253	-	253

(1)
Represents the compensation expense incurred by the Company for the years ended March 31, 2008 and March 31, 2009, respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with FAS 123(R) using the assumptions described under “Stock Options” in Note 3 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs.  All options vest immediately upon option grant.

Refer to Item 7 for share ownership information with respect to the Company’s directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

ZIM established the Employee Stock Option Plan, which was approved by our shareholders on November 19, 2003, to promote the interests of the Company and our shareholders by using investment interests in the Company to attract, retain and motivate our directors, officers, employees and other persons, to encourage and reward their contributions to the performance of the Company, and to align their interests with the interests of the Company's shareholders.

Securities authorized for issuance under equity compensation plans at March 31, 2009 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column

Equity compensation plans approved by security holders	21,383,073	(1)	0.0296	4,604,927
Equity compensation plans not approved by security holders	6,010,000	(2)	0.0500	NIL
Total	27,393,073		0.0341	4,604,927

(1)
Represents ZIM common shares issuable upon the exercise of options outstandingxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx under ZIM's Employee Stock Option Plan.

(2)
Represents ZIM common shares issuable upon the exercise of options outstanding and issued outside of ZIM's Employee Stock Option Plan to officers, directors and advisory Board members. During the period from October 13, 2000 to June 25, 2001, ZIM issued an aggregate of 8,285,000 options outside of the Employee Stock Option Plan. Of these options, 145,000 were exercised in the ten months ended March 31, 2004 and 2,030,000 options were cancelled in the fiscal periods ended March 31, 2005 and 2004. The remaining options expired on February 5, 2007 but were reissued with an expiry date of February 4, 2010.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 24, 2009, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

●	each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
●	each director and executive officer of ZIM Corporation; and
●	all directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 24, 2009. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number		Percentage

Michael Cowpland	234 Perley Court, Ottawa, Ontario	President and CEO	69,675,041	(1)	60.3%

James Stechyson	5597 Goddard Street Manotick, Ontario	Director	12,940,000	(2)	11.5%

Advanced Telecom Services	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	10,000,000	(3)	9.5%

John Chapman (CHAPMAN CFO Resources Inc.)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	3,900,940	(4)	3.6%

Steven Houck	401 Hillview Avenue, Palo Alto, CA 94304	Director	510,000	(5)	0.5%

Donald Gibbs	5 Reaney Court, Kanata, Ontario, Canada,K2K 1W7	Director	510,000	(6)	0.5%

All directors and executive officers as a group (5 persons) hold 87,535,981 common shares, which totals 68.5% of ownership.

Applicable percentage of ownership is based upon 105,460,867 shares of common stock outstanding as of June 24, 2009, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 24, 2009 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)
The beneficial ownership of Michael Cowpland consists of 46,357,468 common shares owned directly by Dr. Cowpland and 10,005,050 common shares under options, which are currently exercisable or are exercisable within 60 days of June 24, 2009.  In addition, Dr. Cowpland’s ownership includes 4,518,728 common shares owned by Dr. Cowpland's spouse and 8,793,795 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his wife, his son and the company controlled by his wife.

(2)
The beneficial ownership of James Stechyson consists of 5,450,000 common shares. 450,000 are owned directly by Mr. Stechyson and 5,000,000 are owned by Trigen Holdings Incorporated, a company controlled by Mr. Stechyson. 7,490,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 24, 2009.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 10,000,000 common shares owned directly.

(4)
The beneficial ownership of John Chapman consists of 3,900,940 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 24, 2009. The options assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)
The beneficial ownership of Steven Houck consists of 510,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 24, 2009.

(6)
The beneficial ownership of Donald Gibbs consists of 510,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 24, 2009.

The Board of Directors has determined that all directors who served on the Board during fiscal 2009, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules.  The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Securities and Exchange Commission.

The services of John Chapman, our Chief Financial Officer, are provided through a contractual relationship with CHAPMAN CFO Resources Inc., a company owned 50% by Mr. Chapman and controlled by Mr. Chapman. The total cash and option compensation provided to CHAPMAN CFO Resources Inc. for the services provided by Mr. Chapman are detailed in “Executive Compensation” above.

7. A.1(b)                      Change in Ownership of Shareholders Owning More Than 5%

On June 30, 2006, Dr. Cowpland acquired 18,024,591 of the Issuer's Common Shares upon the conversion of a line of credit held by Dr. Cowpland with an aggregate principal amount of approximately $454,000 and a cash purchase of approximately $267,000.  Both the conversion of the debt and the cash purchase relates to a private placement for units offered by the Issuer at $0.04 per unit.  Each unit consisted of one Common Share and one warrant, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $0.04 per share.

On December 4, 2007, Dr. Cowpland acquired 7,398,912 of the Issuer's Common Shares and warrants to purchase 7,398,912 of the Issuer’s Common Shares upon the conversion of amounts owed by the Issuer to Dr. Cowpland under a credit facility in an aggregate amount (including interest) of approximately $103,585. The Common Shares and warrants were acquired in a private placement for units offered by the Issuer at $0.014 per unit.  Each unit consisted of one Common Share and one warrant, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $0.014 per share.

On February 28, 2009, Dr. Cowpland acquired 5,000,000 of the Issuer's Common Shares as compensation in lieu of salary for services provided to the Company.

On February 28, 2009, Mr Stechyson acquired 5,000,000 of the Issuer's Common Shares as compensation in lieu of cash for services provided to the Company.

7. A.1(c)                      Voting Rights

Major Shareholders of the Company do not hold any special voting rights.

7. A.2                                Location of Stock Holdings

56,455,035 (53.5%) of ZIM’s common stock is held outside of the United States. The number of shareholders of record is 994.

7. A.3	The Company is not owned or controlled directly or indirectly by another corporation, foreign government or by any other natural of legal person(s) severally or jointly.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Refer to Item 18 for Consolidated Financial Statements

ITEM 9.	THE OFFER AND LISTING

OFFER AND LISTING DETAILS

"Bid" and "asked" offers for our common shares are quoted on the Over-the-Counter Bulletin Board ("OTCBB"). Our common shares have been quoted on the OTCBB under the symbol "ZIMCF" since October 16, 2003. The following table shows the high and low bid prices of our common shares for the periods indicated as reported by the OTCBB. The OTCBB quotations reflect inter-dealer prices, are without retail markup, markdown or commission, and may not represent actual transactions.

PERIOD	HIGH	LOW

Fiscal 2005	$0.5100	$0.1600
Fiscal 2006	$0.2200	$0.0600
Fiscal 2007	$0.1400	$0.0200
Fiscal 2008	$0.0600	$0.0100
Fiscal 2009	$0.0100	$0.0020

Fiscal 2008 First Quarter	$0.0500	$0.0300
Fiscal 2008 Second Quarter	$0.0600	$0.0300
Fiscal 2008 Third Quarter	$0.0400	$0.0100
Fiscal 2008 Fourth Quarter	$0.0300	$0.0100
Fiscal 2009 First Quarter	$0.0100	$0.0060
Fiscal 2009 Second Quarter	$0.0090	$0.0050
Fiscal 2009 Third Quarter	$0.0090	$0.0021
Fiscal 2009 Fourth Quarter	$0.0089	$0.0020

Fiscal 2009 January 2009	$0.0069	$0.0020
Fiscal 2009 February 2009	$0.0021	$0.0020
Fiscal 2009 March 2009	$0.0089	$0.0021
Fiscal 2010 April 2009	$0.0030	$0.0021
Fiscal 2010 May 2009	$0.0089	$0.0030
Fiscal 2010 June 2009	$0.0080	$0.0031

Our common shares are thinly traded and, accordingly, reported sale prices may not represent a true market-based valuation of our common shares.

We have not paid any dividends on our common shares and we intend to retain all earnings for use in our operations and to finance the development and the expansion of our business. We do not anticipate paying any dividends on the common shares in the foreseeable future. The payment of dividends is within the discretion of our Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and our operating and financial condition, among other factors.

RECENT SALES OF UNREGISTERED SECURITIES

On December 4, 2007, we issued to Michael Cowpland, our Chief Executive Officer and controlling shareholder, 7,398,912 units, each consisting of one common share and one warrant to purchase a common share for $0.014. Mr. Cowpland acquired the units through the conversion of debt and accumulated interest in the amount of $103,585. The units were priced at $0.014 per unit, which represented the closing market price of ZIM’s common stock on the OTCBB on December 3, 2007. The warrants expired on March 3, 2009. We issued the units in reliance upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “securities Act”) provided by Section 4(2) of the Securities Act. Dr. Cowpland is an accredited investor who was afforded full opportunity to obtain material information about the Company, and no general solicitation was involved. In addition, the securities were sold in an "offshore transaction" as defined in Regulation S, under the Securities Act, and in compliance with applicable exemptions under Canadian securities laws.

ITEM10.         ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

ZIM was incorporated under the laws of Canada on October 17, 2002 in order to purchase ZIM Technologies International Inc. ("ZIM Technologies"), which was formed in 1997 to acquire the software technology now called the Zim Integrated Development Environment (the "Zim IDE software"). On February 10, 2004, ZIM purchased UK-based SMS service firms EPL Communications Limited and E-Promotions Limited (together referred to as "EPL"). During the year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the Zim IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”).

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:
●	delaying or prohibiting a change in control of our company that operate only with respect to a merger, acquisition or corporate restructuring;
●	discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;
●	requiring disclosure of share ownership; or
●	governing changes in capital, where such provisions are more stringent than those required by law.

For further details refer to Exhibits:

1.1	Articles of Incorporation of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
1.2	By-Laws of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))

C. MATERIAL CONTRACTS

The Company entered into one material contract, not in the ordinary course of business, during the last two fiscal years ended March 31, 2009. See exhibit 4.16 “Surrender and Conversion Agreement by and between Michael Cowpland and ZIM Corporation dated December 4, 2007.”

On December 4, 2007, we issued to Michael Cowpland, our Chief Executive Officer and controlling shareholder, 7,398,912 units, each consisting of one common share and one warrant to purchase a common share for $0.014. Mr. Cowpland acquired the units through the conversion of debt and accumulated interest in the amount of $103,585. The units were priced at $0.014 per unit, which represented the closing market price of ZIM’s common stock on the OTCBB on December 3, 2007. The warrants expired on March 3, 2009. See exhibit 4.16 for further details of this contract.

D. EXCHANGE CONTROLS

As of the date hereof, there are no governmental laws, decrees or regulations in Canada on the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common stock, except as described under ITEM 10E “Taxation”.

Except as provided in the Investment Canada Act, which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the Company’s common shares under the laws of Canada or Ontario, or in its charter documents. The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire the Company’s common shares.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of the Company’s common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made. Accordingly, holders and prospective holders of the Company’s common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning the Company’s common shares.

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, subject to certain statutory exemptions. The relevant Minister may review any transaction which constitutes an acquisition of control of a Canadian business, where the book value of the assets acquired exceeds certain thresholds (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity, or where the investment could be injurious to Canada’s national security. For acquisitions of control a business which do not involve a business related to Canada’s cultural heritage or national identity or present national security issues, no change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. Different rules apply to acquisitions of control of businesses related to Canada’s cultural heritage or national identity, or present national security concerns.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment. Different rules apply if the Minister determines that the investment may be injurious to Canada’s national security.

Certain transactions relating to ZIM’s common stock would be exempt from the Investment Canada Act, if they are not found to be potentially injurious to Canada’s national security by the Minister responsible for the Investment Canada Act, including:

the acquisition of the Company’s common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;

the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through ownership of our common stock, remains unchanged.

These exemptions do not apply to an acquisition of control of a Canadian business that is deemed to be potentially injurious to Canada’s national security.

E. TAXATION

Material Canadian Federal Income Tax Consequences

The following general summary describes the principal Canadian federal income tax consequences applicable to a holder of the Company’s common stock who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common stock in the capital of the Company in connection with carrying on a business in Canada (a “non-resident holder”). This summary applies only to non-resident holders who hold their ZIM common stock as capital property. This summary does not apply to non-resident holders who are financial institutions (within the meaning of the Income Tax Act) or insurers.

This summary is based upon the current provisions of the Income Tax Act, the regulations there under (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada- United States Tax Convention (1980), as amended (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a non-resident holder of the Company’s common stock and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of ZIM’s common stock, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of the Company’s common stock is made. Accordingly, holders and prospective holders of the Company’s common stock should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of ZIM’s common stock in their particular circumstances.

Dividends

Dividends paid on the Company’s common stock to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by the Company. The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by the Company to a resident of the United States who is the beneficial owner of such dividend and is eligible to benefits under the Treaty. The rate is further reduced to 5% where the beneficial owner of the dividend is a corporation resident in the United States that is eligible for benefits under the Treaty and that owns at least 10% of the voting stock of the Company.

Capital Gains

A non-resident, of Canada, holder is not subject to tax under the Canadian Income Tax Act in respect of a capital gain realized upon the disposition of a common share of the Company unless such share is (or is deemed to be) “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder. In the case of a non-resident holder resident in the United States who is eligible for benefits under the Treaty and for whom stock of the Company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such stock by reason of the Treaty unless the value of such stock is derived principally from real property situated in Canada.

United States Federal Income Tax Consequences

The following is a general discussion of the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences”).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.

Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Controlled Foreign Company

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would affect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.

This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

F.           DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.           STATEMENT BY EXPERTS

Not Applicable.

H.           DOCUMENTS ON DISPLAY

The documents referred to in this Form 20-F may be viewed at the Company’s office located at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7.

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2009 would have caused an approximate $110,000 change in the Company’s revenue for the fiscal year 2009. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies:

Cash includes the following amounts in their source currency:

	March 31, 2009	March 31, 2008	March 31, 2007

Canadian dollars	195,128	67,532	25,235
US dollars	24,089	48,383	95,138
Brazilian reals	1,044,602	297,311	551,389
British pounds	4,425	4,569	9,326
Euros	993	4,198	18,255

Accounts receivable include the following amounts receivable in their source currency:

control of a Canadian corporation is acquired by an investor. Different rules apply to acquisitions of control of businesses related to Canada’s cultural heritage or national identity, or present national security concerns.

	March 31, 2009	March 31, 2008	March 31, 2007

Canadian dollars	31,455	51,702	60,744
US dollars	62,944	33,092	39,843
Brazilian reals	147,730	139,328	288,057
British pounds	589	14,689	8,401
Euros	2,953	7,387	37,414

 Accounts payable include the following amounts payable in their source currency:

	March 31, 2009	March 31, 2008	March 31, 2007

Canadian dollars	1,798	7,114	92,264
US dollars	3,801	5,298	29,427
Brazilian reals	27,317	23,210	23,594
British pounds	166	-	42,496
Euros	-	10,469	68,859

Accrued liabilities include the following accruals in their source currency:

	March 31, 2009	March 31, 2008 Restated	March 31, 2007 Restated

Canadian dollars	35,789	96,261	61,885
US dollars	10,247	10,013	20,876
Brazilian reals	18,747	31,812	26,127
British pounds	-	238	1,727

The Company does not enter into any derivative financial instruments to partially cover the foreign exchange risk.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentrations of credit risk in accounts receivable are indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2009	March 31, 2008	March 31, 2007

Canada	16%	25%	18%
North America, excluding Canada	40%	29%	13%
South America	41%	39%	47%
Great Britain	1%	1%	5%
Europe, excluding Great Britain	2%	6%	17%
	100%	100%	100%

FAIR VALUE

The carrying values of cash, accounts receivable, investment tax credits receivable, line of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We are a small company with 14 full-time employees as of March 31, 2009, and we depend to a great extent on principal members of our management staff.  If we lose the services of any key personnel, in particular Dr. Michael Cowpland, our President and Chief Executive Officer, the loss could significantly impede the achievement of our research and development objectives and delay our product development programs and commercialization of our product candidates.  We do not currently have any key man life insurance policies.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART TWO

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We are required to maintain disclosure controls and procedures that are designed to ensure that information that we are required to disclose in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do.

Our management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2009.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

Management’s Annual Report on Internal Control over Financial Reporting

ZIM’s management is responsible for establishing and maintaining adequate internal control over financial reporting and uses policies and procedures based on COSO’s Internal Control Integrated Framework. Based on the COSO framework, as previously stated in this annual report, our management concluded that our internal control over financial reporting was not effective as of March 31, 2009, due to the existence of significant deficiencies constituting a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis.

Our principal deficiency was inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters. Other significant deficiencies that contributed to the material weakness were:

●	Inadequate segregation of duties and cross training;
●	Continued reliance on manual systems to account for revenue and expenses; and
●	Weaknesses in third party billing systems for the Ringingphone.com and Monstertones.com databases with respect to the relationship between recurring payment processing and account updates.

Changes in Internal Control over Financial Reporting

We are taking steps to make the necessary improvements to remedy these deficiencies. We have implemented certain remedial measures and are in the process of designing and implementing additional measures to remedy the material weakness. These include the following:

1.	Our inadequate staffing and supervision is being addressed by reduction of workload through process optimization and documentation.
2.
To mitigate the weaknesses in third party billing systems for the Ringingphone.com and Monstertones.com databases, we have arranged to receive notice when customers cancel through one of the third party billing services.  This notification is forwarded to Technical Support to ensure that the account was properly cancelled.  We are reactive to these matters as they occur, but due to lack of resources we are limited in our ability to be proactive.

We intend to continue to improve our internal controls; however, our small size and financial resources continue to prevent us from being able to employ sufficient resources to enable us to have adequate segregation of duties within our internal control system.  Management is required to apply its judgment in evaluating the cost-benefit.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have a least one audit committee financial expert serving on the audit committee. Mr. Donald Gibbs, a member of the audit committee, is an audit committee financial expert and “independent” as that term is defined in the NASDAQ Listing Rules.

ITEM 16B.	CODE OF ETHICS

Our Board of Directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our Chief Executive Officer, Chief Financial Officer, Vice Presidents and any other persons who perform similar functions for us. Our code of business conduct and ethics is posted on our website at www.zim.biz. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the most recent three fiscal year ends, we incurred audit, audit-related, tax and other fees with our Independent Registered Public Accounting Firm, Raymond Chabot Grant Thornton LLP, as follows:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
Audit fees	84,597	131,515	111,124
Audit-Related Fees	-	-	19,063
Tax fees	9,264	9,742	6,838
All Other Fees	-	-	-
Total	93,861	141,257	137,025
The reduction in the fees as stated above is a result in a change in ZIM filing as a foreign private issuer as opposed to a domestic filer.

Audit Fees. Audit fees were for professional services rendered for the audits of ZIM’s consolidated financial statements and internal control over financial reporting and services that generally only the independent auditor can reasonably provide, such as comfort letters, consents and assistance and review of documents filed with the Securities and Exchange Commission.

Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of ZIM’s consolidated financial statements and are not reported under Audit Fees above. These services included consultations concerning financial accounting and reporting standards, as well as review and comment to the Company’s responses to inquiry letters received from the different securities commissions in the U.S..

Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian and subsidiaries’ income tax returns in the respective jurisdictions, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation (i.e. income tax, capital tax and excise tax).

All Other Fees. All other fees were for services provided other than the audit fees, audit-related fees and tax fees described above. No such fees have been billed in the last three years.

All audit and tax fees are estimated by the Independent Registered Public Accounting Firm and approved by the audit committee before they are performed. There were no significant differences between the approved estimates and final fees for fiscal years 2007, 2008 and 2009.

Pre-Approval Policies and Procedures

The audit committee has considered whether, and concluded that, the non-audit services provided by Raymond Chabot Grant Thornton are compatible with maintaining its independence.

Audit Committee's Policy of Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the Independent Registered Public Accounting Firm. These services may include audit services, audit-related services, tax services and other services. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Independent Registered Public Accounting Firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices do not differ in any significant way from those followed by domestic companies under the listing standards of the NASDAQ OTCBB.

PART THREE

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheets of ZIM Corporation and subsidiaries as of March 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the 2008 and 2007 consolidated financial statements have been restated to correct a misstatement.

/s/ Raymond Chabot Grant Thornton LLP
      Raymond Chabot Grant Thornton LLP
      Ottawa, Canada
      July 3, 2009

ZIM Corporation
Consolidated Statements of Operations
(Expressed in US dollars)

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$
Revenue
Mobile	367,723	843,162	1,116,740
Software	1,463,818	1,147,518	1,078,444
Total revenue	1,831,541	1,990,680	2,195,184

Operating expenses
Cost of revenue	256,694	384,166	928,818
Selling, general and administrative	1,213,709	1,654,269	2,156,049
Research and development	457,979	512,287	382,146
Amortization of intangible assets	-	-	972,209
Total operating expenses	1,928,382	2,550,722	4,439,222

Loss from operations	(96,841)	(560,042)	(2,244,038)

Other income:
Gain on disposition of assets	247	134,267	-
Gain on settlement of liability	-	77,385	-
Interest income (expense), net	10,563	(1,174)	5,296
Total other income	10,810	210,478	5,296

Loss before income taxes	(86,031)	(349,564)	(2,238,742)
Income tax benefit	239,544	432,100	302,555
Net income (loss)	153,513	82,536	(1,936,187)

Basic and diluted income (loss) per share	0.002	0.001	(0.023)

Weighted average number of shares outstanding	96,337,579	90,326,103	83,376,475

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation
Consolidated Statements of Shareholders' Equity
(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid-in- capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2006 as originally reported	59,561,569	17,658,435	2,129,398	(19,602,173)	271,360	457,020
Adjustment to reverse professional fee accrual (See Note 2)				67,216		67,216
Balance as at March 31, 2006 as restated	59,561,569	17,658,435	2,129,398	(19,534,957)	271,360	524,236
Shares issued through the exercise of options	135,000	4,800				4,800
Shares issued through private placements	18,365,386	734,615				734,615
Shares issued through private placement for a business acquisition	10,000,000	650,000				650,000
Stock options granted			326,154			326,154
Comprehensive loss
Net loss				(1,936,187)
Cumulative translation adjustment					32,527
Total comprehensive loss						(1,903,660)
Balance as at March 31, 2007 as restated	88,061,955	19,047,850	2,455,552	(21,471,144)	303,887	336,145

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation
Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid-in- capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2007 as restated	88,061,955	19,047,850	2,455,552	(21,471,144)	303,887	336,145
Shares issued on debt conversion	7,398,912	63,939				63,939
Stock options granted			132,822			132,822
Warrants issued on debt conversion			36,991			36,991
Comprehensive income
Net income				82,536
Cumulative translation adjustment					10,001
Total comprehensive income						92,537
Balance as at March 31, 2008 as restated	95,460,867	19,111,789	2,625,365	(21,388,608)	313,888	662,434
Common shares issued	10,000,000	20,000				20,000
Stock options granted			20,220			20,220
Comprehensive income
Net income				153,513
Cumulative translation adjustment					(78,977)
Total comprehensive income						74,536
Balance as at March 31, 2009	105,460,867	19,131,7899	2,645,585	(21,235,095)	234,911	777,190

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$
OPERATING ACTIVITIES
Net income (loss)	153,513	82,536	(1,936,187)
Items not involving cash:
Depreciation of property and equipment	57,183	87,107	100,242
Amortization of intangible assets	-	-	972,209
Gain on disposition of assets	(247)	(134,267)	-
Gain on settlement of liability	-	(77,385)	-
Interest accrued	-	-	563
Stock-based compensation	40,220	132,822	313,954
Write off of accounts receivable	-	21,461	-
Write off of accounts payable	-	(196,403)	-
Changes in operating working capital, net of effect from acquisition:
Decrease in accounts receivable	45,408	92,192	1,014,805
Decrease (increase) in investment tax credits	208,697	(279,260)	266,643
Decrease (increase) in prepaid expenses	20,766	(1,855)	(3,680)
Increase (decrease) in accounts payable	(23,575)	17,736	(327,339)
Increase (decrease) in accrued liabilities	(90,390)	8,757	(218,233)
Increase (decrease) in deferred revenue	19,076	(68,899)	15,166
Cash flows provided by (used in) operating activities	430,651	(315,458)	198,143
INVESTING ACTIVITIES
Purchase of property and equipment	(19,581)	-	(49,624)
Proceeds on sale of assets	247	137,139	-
Business acquisition, net of cash received	-	-	(37,778)
Cash flows provided by (used in) investing activities	(19,334)	137,139	(87,402)
FINANCING ACTIVITIES
Proceeds from the exercise of options	-	-	4,800
Repayment of note payable	-	-	(250,000)
Proceeds from shares issued through a private placement	-	-	280,422
Payments to bank indebtedness	-	-	(29,967)
Proceeds from loan from related party	-	48,260	43,305
Cash flows provided by financing activities	-	48,260	48,560
Effect of changes in exchange rates on cash	(71,046)	(11,635)	45,301
Increase (decrease) in cash and cash equivalents	340,271	(141,694)	204,602
Cash and cash equivalents, beginning of year	299,943	441,637	237,035
Cash and cash equivalents, end of year	640,214	299,943	441,637

The accompanying notes are an integral part of these consolidated financial statements.

ZIM Corporation
Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2009	March 31, 2008 Restated
	$	$
ASSETS
Current assets
Cash and cash equivalents	640,214	299,943
Accounts receivable, net	156,814	202,222
Investment tax credits receivable	220,075	428,772
Prepaid expenses	44,709	65,475
	1,061,812	996,412
Property and equipment, net	95,119	162,738
	1,156,931	1,159,150
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	17,332	40,906
Accrued liabilities	46,766	137,156
Deferred revenue	291,858	272,782
	355,956	450,844
Deferred rent	23,785	45,872

Commitments and contingencies

Shareholders' equity:
Preferred shares, no par value, non-cumulative dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at March 31, 2009 and 2008.	-	-
Special shares, no par value, non-voting, participating, convertible into common shares on a one-for-one basis at any time at the option of the holder and automatically on the earlier of (i) the fifth day following the date of issuance of a receipt for a final prospectus qualifying the common shares issuable upon conversion of the special shares; or (ii) June 1, 2004. Unlimited authorized shares; issued and outstanding NIL shares at March 31, 2009 and 2008.
Common shares, no par value, Unlimited authorized shares; 105,460,867 shares issued and outstanding as at March 31, 2009 and 95,460,867 shares as at March 31, 2008.	19,131,789	19,111,789
Additional paid-in capital	2,645,585	2,625,365
Accumulated deficit	(21,235,095)	(21,388,608)
Accumulated other comprehensive income	234,911	313,888
	777,190	662,434
	1,156,931	1,159,150

The accompanying notes are an integral part of these consolidated financial statements.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

1 - NATURE OF OPERATIONS

COMPANY OVERVIEW

ZIM Corporation (“ZIM or the “Company”)  is a provider of software products and services for the database and mobile markets. ZIM products and services are used by enterprises in the design, development and management of business, database and mobile applications. ZIM also provides mobile content to the consumer market.

BUSINESS DEVELOPMENT

ZIM was formed under the laws of Canada on October 17, 2002 in order to purchase ZIM Technologies International Inc. (“ZIM Technologies”), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the “Zim IDE software”). On February 10, 2004, ZIM purchased UK-based short messaging service (SMS) firms EPL Communications Limited and E-Promotions Limited (together referred to as “EPL”). During the fiscal year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the Zim IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”).

BUSINESS OF THE COMPANY

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and support services to its client base.

Beginning in 2002, the Company expanded its business to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as SMS or text messaging. Although SMS will continue to provide a minimal amount of revenue within the mobile segment of ZIM’s operations, with the acquisition of AIS, the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2009.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of March 31, 2009.

2 - RESTATEMENT

Prior to March 31, 2006, the Company incorrectly accrued professional fees of $67,216. The Company has corrected the error by adjusting the accumulated deficit balance as of March 31, 2006 and has also restated its balance sheet as at March 31, 2008 in an amount of $67,216. The table below presents the impact of this restatement:

	As reported	Adjustment	As restated
As at March 31, 2007
Accumulated deficit	$(21,538,360)	$67,216	$(21,471,144)

As at March 31, 2008
Accrued liabilities	$204,372	$(67,216)	$137,156
Accumulated deficit	$(21,455,824)	$67,216	$(21,388,608)

3 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") applied on a consistent basis.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. Inter-company transactions and balances are eliminated upon consolidation.

USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and the notes to the financial statements.  Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable, the valuation allowance associated with deferred income tax assets, investment tax credits, expected useful life of property and equipment, the fair value calculation with respect to the stock options, and the accrued accounts receivable and accrued accounts payable related to our premium SMS business.  These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net loss and other comprehensive income (loss) ("OCI"). OCI refers to changes in net assets from transactions and other events and circumstances other than transactions with shareholders. These changes are recorded directly as a separate component of shareholders' equity and excluded from net income. The only comprehensive income item for the Company relates to foreign currency translation adjustments relating to the translation of the financial statements from their functional currency into the reporting currency.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are recorded at the invoiced amount net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management's judgment as to the overall collectibility of the receivable from that customer. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts in the period of recovery.

REVENUE RECOGNITION

The Company derives revenue from two sources: enterprise software, including maintenance and consulting services and mobile services and applications. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications. Mobile services involve providing SMS and other content applications and services. The Company presents revenues net of sales tax and other related taxes.

ENTERPRISE SOFTWARE REVENUE RECOGNITION

ZIM records revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provides a license to use the Company's products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting or training services in conjunction with the license.

The Company recognizes revenue pursuant to the requirements of the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP 97-2") "Software Revenue Recognition", as amended by SOP 98-9 "Software Revenue Recognition with Respect to Certain Transactions." Revenue is recognized using the residual method when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Under SOP 97-2, revenue is recognized when the following four criteria have been met:

●	persuasive evidence of an arrangement exists;
●	delivery has occurred;
●	the fee is fixed and determinable; and
●	collectibility is probable.

The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. If at the outset of an arrangement the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If at the outset of an arrangement the Company determines that the collectibility is not probable, revenue is deferred until payment is received.

Collectibility is assessed based on the collection history of the client, current economic trends, customer concentrations and customer credit worthiness. Delivery of the software has occurred once the customer has accepted the product or has been provided with permanent keys to the file transfer protocol ("FTP") site. If an arrangement allows for customer acceptance of the software or services, the Company defers revenue recognition until the earlier of customer acceptance or when the acceptance right lapses.

MOBILE REVENUE RECOGNITION

Revenues from the Company’s mobile segment are derived principally from providing aggregation services and from our mobile content portals.

Aggregation services.  Aggregation services occur when ZIM sends messages from its customers through mobile operators to end users on their cell phones. In this situation, the Company contracts with its customers that cannot connect directly to the mobile operators and with the third party mobile operators or other aggregators directly for the transmission of the messages. Net revenues are recognized in the month in which the service is performed, provided no significant ZIM obligations remain. ZIM relies on a number of mobile network operators and other aggregators globally to deliver our services. Generally, (i) within 15 to 45 days after the end of each month, ZIM receives a statement from each of the operators or aggregators confirming the amount of charges billed to that operator's mobile phone users and (ii) within 30 to 90 days after delivering a monthly statement, each operator or aggregator remits the fees for the month to ZIM. ZIM arranges to pay the mobile content provider a set amount per message under a revenue sharing arrangement.  ZIM nets this revenue share fee against the revenue it receives from the mobile operators in accordance with EITF 99-19.

Revenues are recorded on a net basis as the mobile content provider is the primary obligor in the transaction as they manage and market the content, which ZIM then distributes.  ZIM’s role within the transaction is limited to providing transportation and a billing mechanism for the mobile content provider.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Mobile content portals. On April 1, 2006 ZIM acquired two internet portals offering mobile content (see Note 6).  Consumers are able to download ring tones and wallpapers directly from the internet sites to their mobile phones.  The majority of consumers choose to pay for the content with their credit card with the balance of consumers paying through the use of a premium message.  If they use a premium message to pay for their content, the charge is paid on their cell phone bill.

Revenues from all sales are recorded on a gross basis as ZIM manages and markets the content ZIM distributes. Revenue on mobile content is recognized at the point of sale, when the customer purchases content from the websites.

MAINTENANCE AND CONSULTING REVENUE RECOGNITION

Maintenance revenues are recognized equally over the term of the maintenance contract.

Consulting revenue, which represents services provided on a per diem basis to customers, is recognized as the services are performed as there are no customer acceptance provisions involved in these types of arrangements.

In general, credit terms of 30 days are extended to customers.

RESEARCH AND DEVELOPMENT EXPENSES

Costs related to research, design and development of products and applications are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. All subsequent costs are expensed as incurred. To date, completing a working model of the Company's products and the general release of the products has substantially coincided. The Company has not capitalized any software development costs since such costs have not been significant.

ADVERTISING

Advertising costs are expensed as incurred. Advertising costs amounted to $NIL for the year ended March 31, 2009 ($8,586 for the year ended March 31, 2008 and $26,120 for the year ended March 31, 2007).

INVESTMENT TAX CREDITS

The Company qualifies for scientific research and development expenditures.  Refundable investment tax credits are recorded as a reduction of income tax expense when it is more likely than not that the credits will be realized.  Other non-refundable investment tax credits not utilized in the current year can be used to offset income taxes in future years.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar.

The accounts of the Company's subsidiaries that are recorded in the Company's functional currency, the Canadian dollar, translate their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are translated at the weighted average exchange rates for the period and are included in the statement of operations of the current period. For the years ended March 31, 2009, 2008 and 2007, the Company recognized a foreign exchange loss of $37,655, a foreign exchange gain of $22,307 and an exchange gain of $7,285 respectively in the accompanying consolidated statements of operations.

The translation of the Company's financial statements from the functional currency to its reporting currency is performed as follows: All assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date. Equity transactions are translated at the exchange rate in effect at the date of the transaction. Revenues, expenses and cash flow amounts are translated at the weighted average exchange rates for the period. The resulting translation adjustments are included in comprehensive income in shareholders' equity.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. When necessary, a valuation allowance is recorded to reduce the tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

EARNINGS PER SHARE

Basic earnings per share are computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to such shares at the later of the beginning of the period or the issuance date. This method is used to determine the dilutive effect of common shares. The treasury stock method is used to determine the dilutive effect of warrants and stock options. The treasury stock method assumes that proceeds received from the exercise of in-the-money share purchase warrants and stock options are used to repurchase common shares at the average market price during the period.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

STOCK OPTIONS AND GRANTS

ZIM adopted the provisions of SFAS No. 123(R) effective April 1, 2006, using the modified-prospective transition method, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest.

The company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$
Options compensation expense for employees	5,905	110,331	301,829
Options compensation expense for consultants	14,315	22,491	12,125
Stock grant compensation expense for executive officers	20,000	-	-
Total expense	40,220	132,822	313,954

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2009, March 31, 2008 or March 31, 2007.

The fair value of stock options is determined using the Black Scholes valuation model.  The expected dividend yield is based on historical dividend payouts, the expected volatility is based on historical volatilities of company stock for a period approximating the expected life; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected life represents the period of time the options are expected to be outstanding and is based on historical trends.  The weighted average assumptions used in the computations are as follows:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

Risk-free interest rates	2.24%	3.19%	5.00%
Expected volatility	140%	80%	80%
Dividend yield	-	-	-
Expected life of options (years)	2.0	2.0	2.0

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the underlying assets using the following methods and rates:

Computer equipment	40%	Declining balance
Software	40%	Declining balance
Office furniture and equipment	40%	Declining balance
Voice communications equipment	20%	Declining balance
Leasehold improvements	5 Years	Straight line over the lesser of 5 years or the term of the underlying lease

LEASES

Leases are classified as either capital or operating in nature. Capital leases are those that substantially transfer the benefits and risks of ownership to the Company. Assets acquired under capital leases are amortized at the same rates as those described for property and equipment. Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of lease payments is charged to expense. Operating leases are expensed as incurred.

LONG-LIVED ASSETS

Long-lived assets are tested for impairment when evidence of a decline in value exists and are adjusted to estimated fair value if the asset is impaired.  Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”) requires that, whenever events and circumstances indicate that the Company may not be able to recover the net book value of its productive assets, FAS 144 requires that assets deemed impaired be written down to their estimated fair value through a charge to earnings.  FAS 144 states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information.  Under the provisions of FAS 144, the Company reviewed its long-lived assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows.

INTANGIBLE ASSETS

Intangible assets that are determined to have finite lives are amortized on the straight-line method over their estimated useful lives.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

On April 1, 2006, ZIM acquired intangible assets in connection with the acquisition of AIS.  Given the nature of the intangible assets acquired, ZIM applied both the cost approach and the income approach to the valuation of the assets.  The customer list was valued using the income approach.  The projected income was based upon the most likely future revenue generated by the existing customer base, as estimated by management.  The core technology and the corporate relationships were valued using the cost approach.  The fair value of these assets was determined by measuring the current cost to purchase or reproduce the asset.  All the intangible assets acquired were fully amortized at March 31, 2007.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted SFAS No. 142. SFAS No. 142 requires intangible assets, that do not have a finite life, to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two-step process prescribed in SFAS No. 142, whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. The Company performs an impairment test on intangible assets each year to determine if possible impairment has occurred.  However, as at March 31, 2009 and March 31, 2008 all intangible assets were fully amortized therefore no impairment tests were performed.

OTHER

Except for the 5,000,000 shares of common stock, valued at $10,000, issued on February 27, 2009 (See Note 13), no remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO). The CEO is also a director and the controlling shareholder.

4 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax expense in the Consolidated Statement of Operations.

At March 31, 2009, the Company had $50,139 in unrecognized tax benefits, related to estimated Investment Tax Credits for research and development in Canada, which would favorably impact the Company’s effective tax rate if subsequently recognized. The unrecognized tax benefits as at March 31, 2008, that were subsequently realized in fiscal 2009, were $37,032. The unrecognized tax benefits as at March 31, 2007, related to fiscal years 2007 and 2006, that were subsequently realized in fiscal 2008, were $170,503.

5 - GAIN ON DISPOSITION OF ASSETS

On July 16, 2007, ZIM Corporation signed an agreement to sell ZIM's Canadian mobile gateway technology, proprietary web to text applications and related customer contracts.  Total consideration received was $137,139 and the net book value of assets given up was $2,872.  A gain of $134,267 was recognized as the conditions of the agreement have been settled.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

6 - ACQUISITION OF ADVANCED INTERNET INC.

Effective April 1, 2006, ZIM acquired all of the issued and outstanding common shares of Advanced Internet Inc. (“AIS”). AIS owns and operates two Internet mobile content sites and was part of ZIM’s move into offering mobile content. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the identifiable assets acquired and liabilities assumed using estimates of their fair value. The results of operations of AIS are included in the consolidated financial statements beginning on the acquisition date. The total purchase price of $951,434 included a note payable of $250,000, acquisition costs of $37,778, 500,000 stock options with a value of $13,656 and 10,000,000 common shares valued at $650,000.  The non-interest bearing note payable had a one-year term, with payments each month of $20,833, and was paid in the one-year term.

The basis for the determination of the fair value of the common stock of $0.065 was the average daily closing price of the Company's common stock on the four days prior to and following the acquisition announcement date of April 1, 2006. 1,000,000 of the 10,000,000 common shares were held in escrow for one year and have been released.  The stock options were valued using the Black-Scholes method with an option price of $0.071, a dividend yield of 0.00%, a risk free rate of 3.5%, volatility of 80% and an expected option life of 2 years. These options expired March 31, 2009.

The aggregate purchase price for this acquisition has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition as follows:

	$	Useful lives (in months)

Working capital	10,000	N/A
Core technology	712,488	12
Customer list	67,449	5
Corporate relationships	161,497	12
	951,434

 The weighted average amortization period was 11 months for the intangible assets and the intangible assets were fully amortized as at March 31, 2007.

7 – GAIN ON SETTLEMENT OF LIABILITY

During fiscal 2008, after a two-year period, ZIM abandoned its efforts to locate a supplier which, according to internal estimates of the Company, was owed an amount of $77,385. Management is of the opinion that it made every reasonable effort to contact this supplier, and since the statute of limitations for this liability expired December 31, 2007 the Company de-recognized the accrued liability to this supplier and recorded a gain on settlement of liabilities.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

8 - ACCOUNTS RECEIVABLE

	March 31, 2009	March 31, 2008
	$	$
Trade accounts receivable	140,557	200,199
Unbilled trade accounts receivable	9,098	11,003
Allowance for doubtful accounts	(3,913)	(13,459)
Other	11,072	4,479
	156,814	202,222

9 - PROPERTY AND EQUIPMENT

March 31, 2009	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	819,783	783,537	36,246
Software	74,688	69,692	4,996
Office furniture and equipment	176,172	165,262	10,910
Voice communications equipment	20,943	16,509	4,434
Leasehold improvements	121,683	83,150	38,533
	1,213,269	1,118,150	95,119

March 31, 2008	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	1,010,130	955,210	54,920
Software	92,385	82,644	9,741
Office furniture and equipment	210,442	194,906	15,536
Voice communications equipment	5,695	2,301	3,394
Leasehold improvements	154,169	75,022	79,147
	1,472,821	1,310,083	162,738

10 – LINE OF CREDIT

During fiscal 2009, a working capital line of credit was available at approximately $39,641 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. In addition, $396,410 (equivalent to $500,000 Canadian, the Company’s functional currency) was available from the Company’s CEO and principal shareholder as an unsecured revolving facility. Amounts drawn on either of these credit facilities bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

In order maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars and a ratio of current assets to current liabilities greater than 1.10:1.

As at March 31, 2008 and March 31, 2009 nothing was drawn down on these lines of credit.

11 - ACCRUED LIABILITIES

	March 31, 2009	March 31, 2008 (Restated)
	$	$

Employee related accruals	20,537	37,930
Professional fees	-	15,590
Withholding tax accrual	2,442	2,499
Trade	23,787	81,137
	46,766	137,156

12 - RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements are:

On June 30, 2006, ZIM’s Chief Executive Officer and controlling shareholder participated in a private placement of common shares in which he purchased 18,024,591 units, each consisting of one common share and one warrant to purchase common shares for $0.04, through a cash investment of approximately $267,000 with the balance satisfied through the conversion of debt (due to shareholder) in the amount of $454,193. In addition, the brother of the Chief Executive Officer purchased 90,795 units. The units were priced at $0.04 per unit, which represents the closing market price on the OTCBB on June 29, 2006. The warrants expired on September 30, 2007.

On December 4, 2007, ZIM’s Chief Executive Officer and controlling shareholder acquired 7,398,912 units, each consisting of one common share and one warrant to purchase common shares for $0.014 through the conversion of debt and accumulated interest (due to shareholder) in the amount of $103,585. The debt was the accumulation of the funds loaned to the Company by the Chief Executive Officer as part of the ongoing credit facility. Refer to Note 10.

13 - SHAREHOLDERS' EQUITY

The Company issued 135,000 common shares for proceeds of $4,800 in the year ended March 31, 2007 pursuant to the exercise of stock options by employees and non-employees.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

The Company did not issue any common shares during the year ended March 31, 2009 or March 31, 2008 pursuant to the exercise of stock options by employees.

Effective April 1, 2006, ZIM acquired all of the issued and outstanding common shares of Advanced Internet Inc. (“AIS”) for a total purchase price of $951,434. $650,000 of the total purchase price was paid with 10,000,000 common shares of ZIM corporation.

On June 30, 2006, the Company completed a non-brokered private placement of 18,365,386 units at market value of $0.04 per unit, for total gross proceeds of $734,615, consisting of cash of $280,422 and through the conversion of debt of $454,193. 18,024,591 of the units were purchased by the Company’s Chief Executive Officer and controlling shareholder. Each unit consists of one common share and one common share purchase warrant.  Each warrant may have been exercised at $0.04 at any time prior to September 30, 2007. These warrants have now expired.

On December 4, 2007, ZIM’s Chief Executive Officer and controlling shareholder acquired 7,398,912 units through the conversion of debt and accumulated interest (due to shareholder) in the amount of $103,585. The units were priced at $0.014 per unit, which represented the closing market price of ZIM’s common stock on the OTCBB on December 3, 2007, with each unit consisting of one common share and one warrant to purchase common shares for $0.014 per share. The warrants expired on March 3, 2009. The warrants have been valued using the same Black-Scholes methodology as the Company’s stock options and have been valued at $36,991. This amount has been accounted for as additional paid in capital with the remaining amount of $63,939 being allocated to common shares.

On February 27, 2009, the Company issued 10,000,000 common shares to executive officers in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.002 and compensation expense of $20,000 was recognized.

ADDITIONAL PAID IN CAPITAL

During the year ended March 31, 2009 the Company issued options to employees and non-employees, and as a result, additional paid in capital has been increased by $20,220.

During the year ended March 31, 2008 the Company issued options to employees and non-employees, and as a result, additional paid in capital has been increased by $132,822. In addition, $36,991 of additional paid in capital was recognized for the warrants issued on the December 4th, 2007 debt conversion.

During the year ended March 31, 2007, the Company issued options to non-employees, in consideration for advisory services, and as a result, additional paid in capital has been increased by $326,154.

The increase in additional paid in capital is the value associated with the vesting of options, which is recorded as compensation expense in the statement of operations.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

14 - STOCK OPTIONS

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at March 31, 2009, 21,383,073 (March 31, 2008, 23,717,089) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 (March 31, 2008, 6,010,000) options were issued in prior periods outside of ZIM’s Employee Stock Option Plan and are outstanding.  Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted vest on the day of the grant.

 A summary of the status of the stock options is as follows:

	March 31, 2009		March 31, 2008
	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price
		$		$
Options outstanding, beginning of year	29,727,089	0.069	27,253,743	0.200
Granted	5,693,595	0.006	10,780,028	0.028
Exercised	-	-	-	-
Expired	(8,027,611)	0.141	(8,306,682)	0.417
Options outstanding, end of year	27,393,073	0.034	29,727,089	0.069

The following table represents a summary of the options outstanding as at March 31, 2009:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2009	Weighted average remaining contractual life	Weighted average exercise price
$		Years	$

0.002-0.009	5,693,595	2.34	0.006
0.010-0.024	6,582,969	1.81	0.020
0.032-0.047	3,849,402	1.18	0.040
0.050-0.067	9,760,733	0.67	0.051
0.071-0.080	1,506,374	0.77	0.080
	27,393,073	1.37	0.034

The weighted average fair value of options granted in fiscal 2009, 2008 and 2007 were $0.004, $0.012 and $0.024 respectively.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2009, 1,505,000 options were granted to employees. In fiscal 2008, 8,195,183 options were granted to employees.

During the year ended March 31, 2009, 4,188,595 options were granted to non-employees. In fiscal 2008, 2,584,845 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2009, March 31, 2008 or March 31, 2007.

During the years ended March 31, 2009 and March 31, 2008 certain employees were terminated and are no longer providing any services to ZIM. Under their termination agreements, their option grants were modified and the options were retained and extended to their original term. The options are accounted for in accordance with FASB statement No. 123 (R), Share-Based Payment. The intrinsic values of the modified options are to be recognized as compensation expense on the date of termination, which is considered the measurement date. The compensation expense recorded due to the modification of terminated employees’ options was $NIL, as all modified options had no intrinsic value.

WARRANTS

As at March 31, 2009, NIL (March 31, 2008, 8,548,918) warrants were outstanding. 1,150,006 of the warrants outstanding on March 31, 2008 were issued to investors in January 2004 as part of private placements.  On December 4, 2007 the Company issued 7,398,912 warrants as part of a debt conversion. Of the 8,548,918 warrants outstanding as of March 31, 2008, 1,150,006 expired on May 30, 2008 and 7,398,912 expired on March 3, 2009.

No warrants have exercised in fiscal 2009 or 2008.

15- INTEREST

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$

Interest income	10,611	7,750	20,865
Interest expense	(48)	(8,924)	(15,569)
Total	10,563	(1,174)	5,296

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

16 - INCOME TAXES

In June 2006, FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes”, was issued, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

The Company adopted the provisions of this Interpretation on April 1, 2007.  No adjustment was required to the amount of the unrecognized tax benefits.

The Company and its subsidiaries file income tax returns in Canadian, Brazil and U.S. federal jurisdictions, and various provincial jurisdictions.  The Company’s federal income tax returns are generally subject to examination for a period of three years after filing of the respective return in the U.S. and four years in Canada and five years in Brazil.

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$

Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 5.5%	16.50%	18.09%	18.62%

Expected Canadian Income Tax (Recovery)	(14,195)	(63,236)	(416,854)
Change in valuation allowance	146,724	(781,786)	136,146
Losses expired during the year	186,564	585,933	146,186
Permanent differences	61,677	96,127	71,283
Effect of changes in rates	-	177,694	52,875
Difference between Canadian and foreign tax rates	1,171	(14,732)	10,364
Adjustments to deferred tax assets	(363,427)	-	-
Refundable tax credits	(258,058)	(432,100)	(302,555)
	(239,544)	(432,100)	(302,555)

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an effective tax rate of 16.50%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Income tax recoveries of $239,544, $432,100 and $302,555 for the years ended March 31, 2009, March 31, 2008 and March 31, 2007 respectively relate to refundable income tax credits for research and development in Canada, net of the tax expense on account of income in Brazil. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

The Company’s investment tax credit recovery for the years ended March 31, 2009 and March 31, 2008 were positively affected as a result of revisions to amounts previously estimated and recorded for credits related to fiscal years ended March 31, 2007 and March 31, 2008. The investment tax credit recoveries for the year ended March 31, 2008 was increased by $124,339 and the year ended March 31, 2009 was increased by $37,032.

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	March 31, 2009	March 31, 2008	March 31, 2007
	$	$	$
Temporary differences
Losses available for carry forward	714,392	1,184,576	1,931,026
Property and equipment - differences in net book value and unamortized capital cost	115,341	131,154	130,693
Intangible assets - differences in net book value and tax basis	230,685	283,456	319,877
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	894,830	535,048	644,483
Gross deferred tax asset	1,955,248	2,134,234	3,026,079
Valuation allowance	(1,955,248)	(2,134,234)	(3,026,079)
Net deferred tax asset	-	-	-

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

	Federal	Provincial
	$	$

2010	583,783	583,783
2014	1,227,181	1,227,181
2015	1,299,883	1,299,883
2026	796,710	796,710
2027 and thereafter	422,094	422,094
	4,329,651	4,329,651

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

As at March 31, 2009, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $2,729,432 and $2,729,432 respectively ($3,085,965 and $4,158,934 in 2008), ($2,513,615 and $3,541,041 in 2007). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2018	1,083
2019	5,836
2021	14,333
2022	280,838
2023	1,803
2034	2,258
Thereafter	6,578
312,729

17 - INCOME (LOSS) PER SHARE

For the purposes of the income (loss) per share computation, the weighted average number of common shares outstanding has been used. Had the treasury stock method been applied to the unexercised share options the effect on the loss per share for the year ended March 31, 2007, would be antidilutive.

The following securities are considered "in the money" and could potentially dilute basic income (loss) per share in the future but have not been included in diluted income (loss) per share because their effect was negligible:

	March 31, 2009	March 31, 2008	March 31, 2007

Stock options	-	-	510,843
Warrants	-	-	-

Total options outstanding at March 31, 2009, 2008 and 2007 were 27,393,073, 29,727,089 and 27,253,743, respectively. Total warrants outstanding at March 31, 2009, 2008 and 2007 were NIL, 8,548,918 and 19,515,392, respectively.

18 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Cash and cash equivalents of $640,214 are comprised of $154,460 cash and $485,754 cash equivalents. The cash equivalents of $485,754 at March 31, 2009 ($94,169 at March 31, 2008) are comprised of:

Held in Canada:

30 day GIC at 0.75% - $118,925 ($150,000 CDN) – Mature April 13, 2009

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation- $366,829 - No Maturity

Cash includes the following amounts in their source currency:

	March 31, 2009	March 31, 2008

Canadian dollars	195,128	67,532
US dollars	24,089	48,383
Brazilian reals	1,044,602	297,311
British pounds	4,425	4,569
Euros	993	4,198

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2009	March 31, 2008

Canadian dollars	31,455	51,702
US dollars	62,944	33,092
Brazilian reals	147,730	139,328
British pounds	589	14,689
Euros	2,953	7,387

 Accounts payable include the following amounts payable in their source currency:

	March 31, 2009	March 31, 2008

Canadian dollars	1,798	7,114
US dollars	3,801	5,298
Brazilian reals	27,317	23,210
British pounds	166	-
Euros	-	10,469

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Accrued liabilities include the following accruals in their source currency:

	March 31, 2009	March 31, 2008 Restated

Canadian dollars	35,789	96,261
US dollars	10,247	10,013
Brazilian reals	18,747	31,812
British pounds	-	238

The Company does not enter into any derivative financial instruments to partially cover the foreign exchange risk.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentrations of credit risk in accounts receivable are indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2009	March 31, 2008

Canada	16%	25%
North America, excluding Canada	40%	29%
South America	41%	39%
Great Britain	1%	1%
Europe, excluding Great Britain	2%	6%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

19 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following lease commitments relating to facilities:

$
2010	58,935
2011	34,802
93,737

For the year ended March 31, 2009, facilities expense was $127,917 ($123,786 for the year ended March 31, 2008, $119,891 for the year ended March 31, 2007).

OTHER

The Company is committed to pay an arm's length third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

20.  SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$
Interest paid	(48)	(8,924)	(8,721)
Income taxes paid	-	-	77,968
Income taxes received	360,470	204,847	247,918

Non-Cash Financing Activities:

On December 4, 2007, the Company’s Chief Executive Officer and majority shareholder converted debt of $99,980 and cumulative interest of $3,605 into equity.

In connection with the Company’s April 1st, 2006 acquisition of Advanced Internet Inc., the Company issued 10 million common shares, valued at $650,000, 500,000 stock options valued at $13,656 and issued a $250,000 note payable.

In conjunction with the private placement on June 30, 2006, the Company’s Chief Executive Officer and majority shareholder converted debt of $435,757 and cumulative interest of $18,437 into equity. On December 4, 2007, the Company’s Chief Executive Officer and majority shareholder converted debt of $99,980 and cumulative interest of $3,605 into equity.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

21.  SEGMENT REPORTING

Management has determined that the Company operates in two reportable segments: mobile applications and enterprise software. Mobile applications involve providing SMS and other content applications and services for mobile devices and Internet TV. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications.

The Company considers all revenues and expenses to be of an operating nature and accordingly, allocates them to the segments.  Costs specific to a segment are charged directly to the segment.  Company office expenses are allocated to either of the segments based on gross revenues.  Significant assets of the Company include working capital and property and equipment.  The accounting policies of the reportable segments are the same as those described in the summary of the significant accounting policies.

Our premium SMS messaging revenue went from $142,774 in fiscal 2007 to $202,356 in fiscal 2008 and to $3,877 in fiscal 2009. The anomaly of the increase in the fiscal 2008 year is due to the fact that our monthly reconciliation process with one of our suppliers was delayed due to inabilities to obtain the required reports and reconciliations. At the completion of this reconciliation process we had determined we over-accrued the amounts owing by approximately $120,000 and upon receiving the documentation from the supplier on our actual accrued liability we reversed this entry. Since we record revenue for this segment on a net basis, the reversal of this payable generated income in this segment. The actual trend when the above factor is removed is $142,774 for fiscal 2007 to $81,793 in fiscal 2008 and to $3,877 in fiscal 2009.

The following table sets forth external revenues, cost of revenues, operating expenses and other amounts attributable to these product lines:

Year ended March 31, 2009	Mobile	Software	Total
	$	$	$

Revenue	367,723	1,463,818	1,831,541
Cost of revenue	(109,549)	(147,145)	(256,694)
Gross margin	258,174	1,316,673	1,574,847

Allocation of operating expenses	274,050	1,397,638	1,671,688
Gain on disposition of assets	(247)	-	(247)
Allocation of interest income, net	(1,732)	(8,831)	(10,563)
Income tax benefit	(39,270)	(200,274)	(239,544)
	232,801	1,188,533	1,421,334

Net income	25,373	128,140	153,513

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Year ended March 31, 2008	Mobile	Software	Total
	$	$	$

Revenue	843,162	1,147,518	1,990,680
Cost of revenue	(232,185)	(151,981)	(384,166)
Gross margin	610,977	995,537	1,606,514

Allocation of operating expenses	964,387	1,202,169	2,166,556
Gain on disposition of assets	(134,267)	-	(134,267)
Gain on settlement of liability	(77,385)	-	(77,385)
Allocation of interest income, net	528	646	1,174
Income tax benefit	(192,338)	(239,762)	(432,100)
	560,925	963,053	1,523,978

Net income	50,052	32,484	82,536

Year ended March 31, 2007	Mobile	Software	Total
	$	$	$

Revenue	1,116,740	1,078,444	2,195,184
Cost of revenue	(766,468)	(162,350)	(928,818)
Gross margin	350,272	916,094	1,266,366

Allocation of operating expenses	1,291,237	1,246,958	2,538,195
Amortization of intangible assets	972,209	-	972,209
Allocation of interest income (expense), net	(2,694)	(2,602)	(5,296)
Income tax benefit	(172,179)	(130,376)	(302,555)
	2,088,573	1,113,980	3,202,553

Net loss	(1,738,301)	(197,886)	(1,936,187)

No customers generated over 10% of revenue for the year ended March 31, 2008 and one customer generated over 10% of revenue for the year ended March 31, 2009 and 2007.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

The following table sets forth segment assets used by each product line:

TOTAL ASSETS	March 31, 2009	March 31, 2008
	$	$
Mobile	232,280	515,966
Software	924,651	643,184
Total assets	1,156,931	1,159,150

	March 31, 2009	March 31, 2008
	$	$
Long-lived assets
Canada	89,322	154,903
Brazil	5,797	7,835
Total long-lived assets	95,119	162,738

The following table sets forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

Total Revenue	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
	$	$	$

United States	410,908	637,665	315,130
United Kingdom	19,713	61,151	184,070
Europe	33,891	60,599	312,646
Brazil	981,484	977,240	1,109,234
Canada	350,938	232,951	260,926
Other	34,607	21,074	13,178
Total revenue	1,831,541	1,990,680	2,195,184

Management evaluates each segment’s performance based upon revenues and margins achieved.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

22 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

FSP FAS 107 and APB 28-1:

In April 2009, FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” was issued to require, on an interim basis, disclosures about the fair value of financial instruments for public entities. FSP FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it concurrently adopts both FSP FAS 157-4, and FSP FAS 115-2 and FAS 124-2. The Company intends to adopt FSP FAS 107-1 and APB 28-1 for its first quarter ending June 30, 2009. As a result of applying this FSP, the Company will include the required fair value disclosures on an interim basis beginning with the interim financial statements for the three months ended June 30, 2009. Adoption of this FSP will not have an effect on the Company’s financial position or results of operations. However, the Company believes its interim fair value disclosures may contain additional information compared to previous interim periods.

FAS 141R-1

On April 1, 2009, the FASB issued an amendment to Statement of Financial Accounting Standards No. 141R (“SFAS 141R”), “Business Combinations.” The amendment was issued to address application issues regarding accounting and disclosure provisions for contingencies.  FAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combinations That Arise from Contingencies”, amends Statement 141R by replacing the guidance on the initial recognition and measurement of assets and liabilities arising from contingencies acquired or assumed in a business combination with guidance similar to that in Statement 141, before the 2007 revision. It also amends Statement 141R’s subsequent accounting guidance for contingent assets and liabilities recognized at the acquisition date and amends the disclosure requirements for contingencies. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. ZIM will adopt and utilize the methods stipulated in FAS 141R-1 for all future transactions of this nature.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

FAS 142-3

On April 25, 2008, the FASB issued a FASB Staff Position (FSP) “Determination of the Useful Life of Intangible Assets” that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP). ZIM does not currently have any intangible assets. However, ZIM will adopt and utilize the methods stipulated in FAS 142 for all future transactions that require the establishment of the useful life of intangible assets.

EITF 03-6-1

On June 16, 2008 EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” was issued. This EITF addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. ZIM does not currently have any unvested share-based payments and its share based payments do not contain dividend rights. As such EITF 03-6-1 has no impact on the calculation of ZIM’s EPS. However, ZIM will adopt and utilize the methods stipulated in EITF 03-6-1 for all future EPS calculation to ensure that the appropriate impacts are recognized as per EITF 03-6-1.

SFAS 157:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157").  SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new standard provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The effective date of SFAS 157 has been delayed for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least annual basis, for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company has adopted SFAS 157 for financial assets and liabilities for the fiscal year beginning April 1, 2008 and its adoption did not have a material impact on its consolidated financial position results of operations or cash flows.

The Company does not anticipate that the adoption of SFAS 157, for all other nonfinancial assets and liabilities, will have a significant impact on its consolidated financial position, statement of operations or cash flows.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

SFAS 159:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits companies the option, at specified election dates, to measure financial assets and liabilities at their current fair value, with the corresponding changes in fair value from period to period recognized in the income statement.  Additionally, SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities.  Statement 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  The Company’s adoption of SFAS 159 did not have a significant impact on its consolidated financial position, statement of operations or cash flows.

SFAS 162:

In May 2008 the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FASB No. 162").  The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.   The Company adoption of SFAS No. 162 did not have a material impact on the Company's consolidated results of operations, cash flows and financial condition.

FAS 115-2 and FAS 124-2:

In April 2009, FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” was issued to make the guidance on other-than-temporary impairments of debt securities more operational and improve the financial statement disclosures related to other-than-temporary impairments for debt and equity securities. The FSP clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. To evaluate whether a debt security is other-than-temporarily impaired, an entity must first determine whether the fair value of the debt security is less than its amortized cost basis at the balance sheet date. If the fair value is less than the amortized cost basis, then the entity must assess whether it intends to sell the security and whether it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. If an entity determines that it will sell a debt security or that it more likely than not will be required to sell a debt security before recovery of its amortized cost basis, then it must recognize the difference between the fair value and the amortized cost basis of the debt security in earnings. Otherwise, the other-than-temporary impairment must be separated into two components: the amount related to the credit loss and the amount related to all other factors. The amount related to the credit loss must be recognized in earnings, while the other component must be recognized in other comprehensive income, net of tax.

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

The portion of other-than-temporary impairment recognized in earnings would decrease the amortized cost basis of the debt security, and subsequent recoveries in the fair value of the debt security would not result in a write-up of the amortized cost basis. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. If an entity adopts either FSP FAS 157-4 or FSP FAS 107-1 and APB 28-1 for periods ending after March 15, 2009, then it must adopt this FSP at the same time. The Company intends to adopt FSP FAS 115-2 and FAS 124-2 for the year ended March 31, 2009. The Company’s adoption of FAS 115-2 and FAS 124-2 did not have a significant impact on its consolidated financial position, statement of operations or cash flows.

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

23 – SUBSEQUENT EVENTS

Subsequent to the end of fiscal 2009, the Company negotiated an out of court settlement of an unrecognized claim. The full amount of the settlement is $198,208, subject to certain terms. Due to the inherent uncertainty of this contingent gain it will be recorded at the time funds are received. As of May 7, 2009, $158,567 has been received and will be recorded as other income during ZIM’s first quarter ended June 30, 2009.

24 – COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

ITEM 19. EXHIBITS.

The exhibits filed herewith are listed in the Exhibit Index immediately preceding such exhibits.  The Exhibit Index is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM Corporation
(Registrant)

By /s/ Michael Cowpland
------------------------------------
Michael Cowpland (President and CEO)

Date:    July 15, 2009

EXHIBIT INDEX

Exhibit Number	EXHIBIT
1.1	Articles of Incorporation of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
1.2	By-Laws of the Registrant (Incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on November 1, 2002 (No. 333-100920))
4.10 †	Employee Stock Option Plan, as amended September 22, 2005 (Incorporated by reference to Appendix A to the Registrant’s Proxy Statement filed August 19, 2005)
4.11 †	Form of Stock Option Agreement under Employee Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.12 †
Form of Non-Qualified Stock Option Agreement between the Registrant and each of Michael Cowpland, James Stechyson, Steve Houck and Charles Saikaley, dated, 2001  (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)

4.13	ZIM SMS Gateway Agreement with SIT Consulting, dated October 27, 2004 (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-KSB filed June 28, 2006)
4.14
Secured Senior Promissory Note dated March 31, 2006 between ZIM Corporation and Advanced Telecom Services, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed April 4, 2006)

4.15	Loan Agreement dated August 11, 2005 between ZIM Corporation and Dr. Michael Cowpland (Incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed August 11, 2005)
4.16
Surrender and Conversion Agreement by and between Michael Cowpland and ZIM Corporation dated December 4, 2007 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007).

4.17 †
Consulting Agreement by and between Chapman CFO Resources Inc. and ZIM Corporation dated July 20, 2007 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007).

4.18
Stock Purchase Agreement dated March 28, 2006 by and among ZIM Corporation, Advanced Telecom Services, Inc. and Advanced Internet, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed March 28, 2006)

8.1	List of subsidiaries of the Registrant (*)
12.1	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a) (*)
12.2	Certification by the Chief Financial Officer, John Chapman, pursuant to Exchange Act Rules 13(a)-14(a) and 15d-14(a) (*)
13.1	Certification by the Chief Executive Officer, Michael Cowpland, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
13.2	Certification by the Chief Financial Officer, John Chapman, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)
15.1	Consent of Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm (*)
(*)	Filed herewith.
†	Management contract or compensatory plan or arrangement.